Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                    Under The Securities Exchange Act of 1934

For the month of   June 2003
Commission File Number: 0-49984

                           MITEL NETWORKS CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.


     Attached hereto as Exhibit 1 is the Registrant's proxy statement, sent to the Registrant's shareholders on or about June 27, 2003.

     Attached hereto as Exhibit 2 is the Registrant's proxy card, sent to the Registrant's shareholders together with the proxy statement attached as Exhibit 1.

     On June 9, 2003, the Registrant announced to its employees that Stephane Godin, its chief financial officer, had submitted his resignation to the Registrant's board of directors, effective as of June 20, 2003. On June 16, 2003, the Registrant announced to its employees that Steve Spooner had been appointed the new chief financial officer of the Registrant, effective as of June 20, 2003.

     Attached hereto as Exhibit 3 is the Registrant's press release, dated June 19, 2003, announcing the appointment of Steve Spooner as chief financial officer of the Registrant.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2003

                                    MITEL NETWORKS CORPORATION


                                    By:  /s/ Jenifer Chilcott
                                         --------------------------------------
                                         Name:  Jenifer Chilcott
                                         Title: Vice President, General Counsel
                                                and Secretary

                                  EXHIBIT INDEX

               Exhibit No.              Description
               -----------              -----------
               1.                       Proxy Statement
               2.                       Proxy Card
               3.                       Press Release dated June 19, 2003

                                    EXHIBIT 1

[LOGO] MITEL

                           Mitel Networks Corporation


                                    Notice of

                         Annual Meeting of Shareholders

                                      -AND-

                            MANAGEMENT PROXY CIRCULAR

                                      -and-

                                  Form of Proxy



                              Dated: June 23, 2003

                           MITEL NETWORKS CORPORATION

                                TABLE OF CONTENTS
                                -----------------


LETTER  TO  MITEL  NETWORKS  CORPORATION  SHAREHOLDERS.........................1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS.......................................2

MANAGEMENT PROXY CIRCULAR......................................................3

Management Solicitation of Proxies.............................................3

Voting Shares..................................................................3

Voting Of Proxies..............................................................3

Revocation of Proxy............................................................4

Interest of Persons in Matters to be Acted Upon................................4

Election of Directors..........................................................4

Authorized Capital and Voting Shares...........................................6

Statement of Executive Compensation............................................6

         Compensation of Executive Officers....................................6

         Stock Option Plan.....................................................6

         Remuneration of Directors.............................................6

Details of Contracts Relating to Directors.....................................7

Indebtedness of Directors and Officers.........................................7

Principal Shareholders.........................................................7

Executive Committee/Compensation Committee/Audit Committee.....................7

Interest of Insiders in Material Transactions..................................8

Directors' and Officers' Insurance.............................................8

Management Contracts...........................................................9

Legal Proceedings..............................................................9

Appointment of Auditors........................................................9

Remuneration of Auditors.......................................................9

Shareholder Proposals..........................................................9

Certificate....................................................................9

Schedule I - Financials

[LOGO] MITEL

                           Mitel Networks Corporation
                                350 Legget Drive
                             Ottawa, Ontario K2K 2W7


June 23, 2003

To the Shareholders of Mitel Networks Corporation ("Mitel Networks")

You are invited to attend the Annual Meeting (the "Meeting") of the shareholders of Mitel Networks ("Mitel Networks Shareholders") to be held at the Brookstreet Hotel, Grand Scheme Ballroom, 2nd Floor, 525 Legget Drive, Ottawa, Ontario on July 18, 2003 commencing at 1:30 p.m., Ottawa time.

At the Meeting, you will be asked to consider and vote on: (a) the election of directors; and (b) the appointment of auditors of Mitel Networks and the granting of authorization to the directors to fix the auditors' remuneration.

The attached Management Proxy Circular provides information to assist you in considering the matters to be voted upon at the Meeting. You are urged to review this information carefully and, if you require assistance, to consult your financial, legal and income tax advisors.

Each of the matters to be considered at the Meeting must be approved by a majority of the votes cast by the Mitel Networks Shareholders (in person or by proxy) at the Meeting.

Whether or not you are able to attend and regardless of the number of shares that you own, you are encouraged to complete and return the enclosed form of proxy. Please note that you can revoke your proxy expressly or by executing a later proxy or by voting in person at the Meeting in accordance with the provisions of the Management Proxy Circular and form of proxy.

Sincerely


"Jenifer Chilcott"

Jenifer Chilcott
Secretary
Ottawa, Ontario, Canada

[LOGO] MITEL

                           Mitel Networks Corporation
                                350 Legget Drive
                             Ottawa, Ontario K2K 2W7

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the shareholders of Mitel Networks Corporation ("Mitel Networks") will be held at the Brookstreet Hotel, Grand Scheme Ballroom, 2nd Floor, 525 Legget Drive, Ottawa, Ontario on July 18, 2003 at 1:30 p.m. (Ottawa time), for the following purposes:

1 to place before the Meeting the consolidated financial statements of Mitel Networks for the fiscal year ended April 27, 2003, together with the auditors' report thereon;

2.       to elect the directors of Mitel Networks;

3. to appoint the auditors of Mitel Networks and authorize the directors of Mitel Networks to fix the auditors' remuneration; and

4. to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

A copy of the consolidated financial statements and auditors' report thereon, referred to in item 1 above, is reproduced in Schedule 1 to the Management Proxy Circular.

Mitel Networks' shareholders who are unable to attend the Meeting in person are encouraged to read the enclosed Management Proxy Circular and then complete, date and sign the form of proxy included therewith (or other appropriate form of proxy). Completed proxies should be delivered to the Secretary of Mitel Networks at the address noted above by the close of business (Ottawa time) on the second business day preceding the date of the Meeting, together with, in the case of proxies executed other than by an individual who is the registered holder of the shares represented by such proxy, a power of attorney or other authority, if any, under which such proxy was signed, or a notarially certified copy thereof.

DATED at Ottawa, Ontario this 23rd day of June, 2003.

BY ORDER OF THE BOARD


"Jenifer Chilcott"

Jenifer Chilcott
Secretary

                           Mitel Networks Corporation
                                350 Legget Drive
                               Ottawa, ON K2K 2W7


                            Management Proxy Circular


                       Management Solicitation of Proxies

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of Mitel Networks Corporation (the "Corporation") for use at the Annual Meeting of the shareholders of the Corporation (the "Meeting") to be held at the Brookstreet Hotel, Grand Scheme Ballroom, 2nd Floor, 525 Legget Drive, Ottawa, Ontario on July 18, 2003, commencing at 1:30 p.m. (Ottawa time) for the purposes set out in the foregoing notice of the Meeting (the "Notice of Meeting") and at any adjournments thereof. This solicitation is made by the management of the Corporation. It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by officers or directors of the Corporation. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of June 23, 2003.

                                  Voting Shares

Only holders of the Corporation's outstanding common shares ("Common Shares") of record at the close of business on the day immediately preceding the day on which the Notice of Meeting is mailed will be entitled to vote at the Meeting.

Each Common Share carries one vote in respect of each matter to be voted upon at the Meeting. Each of the matters to be considered at the Meeting must be approved by a majority of the votes cast by the Corporation's shareholders (in person or by proxy) at the Meeting.

                                Voting Of Proxies

The form of proxy forwarded to shareholders with the Notice of Meeting confers discretionary authority upon the proxy nominees, all of whom are officers of the Corporation, with respect to amendments or variations of matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting.

The form of proxy affords the shareholder an opportunity to specify that the shares registered in his/her name shall be voted in favour of or against the matter being considered in accordance with the specifications made by the shareholder appointing the proxy nominee.

In respect of proxies in which the shareholders have not specified that the proxy nominees are required to vote for or in favour of or against the matter being considered, the shares represented by proxies in favour of the management nominees set forth in the accompanying form of proxy will be voted for or in favour of the matter under consideration.

Management knows of no matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter which is not now known to management should properly come before the Meeting, the shares represented by proxies will be voted on such matter in accordance with the best judgement of the proxy nominee, and the proxies confer discretionary authority upon the persons named therein to do so.

                               Revocation of Proxy

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chair of such Meeting at any time up to the beginning of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Corporation is located at 350 Legget Drive, Ottawa, Ontario, K2K 2W7. If the instrument of revocation is deposited with the Chair either on the day of the Meeting or any adjournment thereof, the revocation will not be effective with respect to any matter on which a vote has already been cast pursuant to the proxy.

                 Interest of Persons in Matters to be Acted Upon

No person who has been a director or senior officer of the Corporation since April 29, 2002 (the beginning of the Corporation's last completed financial year), and no associate of any such director or senior officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since April 29, 2002 or in any matter to be acted upon at the Meeting except as disclosed herein. Dr. Terence H. Matthews has a controlling interest in the Corporation by way of his indirect holding of approximately 82% of the outstanding Common Shares. See "Interest of Insiders in Material Transactions".

                              Election of Directors

The Articles of the Corporation currently provide for a Board of Directors of not less than one and not more than 10 directors, to be elected annually. The number of directors is presently fixed at six and management proposes to nominate six persons to be elected at the Meeting. Each director will hold office until the next annual meeting of shareholders or until a successor is duly elected, unless the office is earlier vacated in accordance with the by-laws of the Corporation.

Proxies in the accompanying form appointing the officers whose names are printed therein to act will, unless otherwise designated, be voted in favour of the election of the nominees for director listed below or, in the event a nominee is unable or unwilling to serve, an event that the directors have no reason to believe will occur, the officers named in the accompanying form of proxy reserve and shall have the right to vote for another person at their discretion. All of the nominees are existing directors of the Corporation.

In connection with the proposed business of the Meeting, the following table sets forth the name of each person proposed to be nominated by management for election as a director, the date on which he became a director of the Corporation, the period or periods during which he has served as a director, his principal occupation, business or employment, and all positions with the Corporation and any significant affiliate thereof, within the preceding five years, as well as the number of Common Shares beneficially owned by such person or over which such person exercises control or direction. All of the nominees currently serve as directors of the Corporation.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Number of Mitel
    Name and Municipality of                                                                              Networks Common Shares
           Residence              Director Since                   Principal Occupation                  Beneficially Owned(1)(2)
---------------------------------------------------------------------------------------------------------------------------------
Dr. Terence H. Matthews          February 16, 2001      Chairman of the Corporation since                        94,555,169
Ottawa, ON                                              February 2001; Chairman and CEO of March
                                                        Networks Corporation since June 2000;
Chairman                                                prior thereto Chairman of Newbridge
                                                        Networks Corporation (now Alcatel Canada
                                                        Inc.) from June 1985 until June 2000;
                                                        Director of BreconRidge Manufacturing
                                                        Solutions Corporation (formerly Ridgeway
                                                        Corporation) since March 31, 1993.
---------------------------------------------------------------------------------------------------------------------------------
Donald W. Smith                     April 20, 2001      CEO of the Corporation since May 2001;                     26,250
Ottawa, ON                                              prior thereto President Optical Internet
                                                        of Nortel Networks Corporation from
                                                        January 2000 to April 2001 and Vice
                                                        President & General Manager Optical
                                                        Solutions of Nortel Networks Corporation
                                                        from December 1998 to January 2000;
                                                        prior thereto President & CEO of
                                                        Cambrian Systems Corporation from 1996
                                                        to December 1998.
---------------------------------------------------------------------------------------------------------------------------------
Paul A.N. Butcher                February 16, 2001      President & COO of the Corporation since                   25,000
Ottawa, ON                                              February 2001; prior thereto Senior Vice
                                                        President & General Manager,
                                                        Communications $75,000 in convertible
                                                        Systems Business of Mitel Corporation
                                                        (now debentures Zarlink Semiconductor
                                                        Inc.) from 1999 to 2001 and Managing
                                                        Director, Mitel Communications Systems,
                                                        EMEA from 1997 until 1999.
---------------------------------------------------------------------------------------------------------------------------------
Peter D. Charbonneau             February 16, 2001      Partner in Skypoint Capital Corporation
Ottawa, ON                                              since January 2001; prior thereto
                                                        Executive Vice President of March
Vice-Chairman                                           Networks Corporation from June 2000 to
Chairman of the                                         January 2001; prior thereto held several
Audit Committee                                         senior management positions, the last of
Chairman of the                                         which was Vice Chairman of the Board of
Compensation                                            Directors, in Newbridge Networks
Committee                                               Corporation (now Alcatel Canada Inc.)
                                                        from December 1986 to June 2000;
                                                        Director of BreconRidge Manufacturing
                                                        Solutions Corporation and Telus
                                                        Corporation.
---------------------------------------------------------------------------------------------------------------------------------
Kirk Mandy                           July 11, 2002      Independent Management Consultant since                   $100,000 in
Ottawa, ON                                              May 2001, Vice Chairman of Zarlink                  convertible debentures
                                                        Semiconductor Inc. (formerly Mitel
Member of the                                           Corporation) and Chairman of several
Audit Committee                                         privately held companies; prior to May
Member of the                                           2001 held several senior executive
Compensation                                            positions, the last of which was
Committee                                               President & CEO, of Mitel Corporation
                                                        (now Zarlink Semiconductor Inc.) from
                                                        1998 to 2001.
---------------------------------------------------------------------------------------------------------------------------------
Sir David Rowe-Beddoe                July 11, 2002      Chairman of the Wales Millennium Centre            $25,000 in convertible
London, U.K.                                            since 2001; prior thereto Chairman of                     debentures
                                                        the Welsh Development Agency from 1993
Member of the Compensation                              to 2001; prior thereto Chairman of the
Committee                                               Development Board for Rural Wales from
                                                        1994 to 1998; President of Morgan
                                                        Stanley - GFTA Ltd. from 1983 to 1991;
                                                        President of GFTA Trendanalysen BGA
                                                        Herrdum & Co. from 1981 to 1987.
---------------------------------------------------------------------------------------------------------------------------------

(1) The information as to shares owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective persons individually.

(2) Certain spouses of nominees invested in the convertible debt financing transaction closed in August 2002. The relevant nominees for director disclaim any beneficial ownership. See Authorized Capital and Voting Shares.

                      Authorized Capital and Voting Shares

The authorized capital of the Corporation consists of an unlimited number of Common Shares, of which 115,397,061 Common Shares were issued and outstanding as at June 23, 2003. In addition, as at June 23, 2003, the Corporation also had 15,962,841 stock options outstanding, exercisable at various prices ranging from $2.75 to $4.00, and 6,182,588 warrants outstanding exercisable at $2.75 per share. The warrants were issued in October 2002 in exchange for funding received from the Government of Canada, and were valued at fair market value. The Corporation has also issued mandatory convertible debentures ("convertible debentures") for an aggregate total of $10,089,003.00. The convertible debentures were issued in August 2002, and earn interest at a rate of 6.5% per annum until the earlier of conversion or the maturity date of July 27, 2003.

As at June 23, 2003, Dr. Terence H. Matthews, Chairman of the Corporation, beneficially owns approximately 82% of the Common Shares. To the knowledge of the management of the Corporation, no person or corporation other than Dr. Matthews owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares.

                       Statement of Executive Compensation

Compensation of Executive Officers

During the fiscal year ended April 27, 2003, the Corporation had five executive officers ("Executive Officers"), as that term is construed under the Canada Business Corporations Act (the "CBCA"). The aggregate cash remuneration actually paid to all Executive Officers by the Corporation and its subsidiaries for services rendered during the fiscal year ended April 27, 2003 was $1,537,218. Except as noted in this Circular, no other form of compensation has been provided to the Executive Officers. Other than the Corporation's employee stock option plan summarized below, the Corporation does not have any plan pursuant to which cash or non-cash remuneration was paid or distributed to Executive Officers during the fiscal year ended April 27, 2003, or is proposed to be so paid or distributed in a subsequent year.

Stock Option Plan

The Corporation's employee stock option plan (the "Plan") was initially approved by the shareholders of the Corporation on March 6, 2001, with further amendments approved by the Board of Directors on various dates in accordance with section 24 of the Plan. The Plan provides for the grant of options to employees, officers, consultants and directors of the Corporation.

The Plan provides that a committee of the Board of Directors (the "Committee") has the authority to determine the individuals to whom options will be granted, the number of options to be granted and other terms and conditions. The Plan also provides that, unless otherwise determined by the Committee, one-quarter of the Common Shares that a participant is entitled to purchase become eligible for purchase on each of the first, second, third and fourth anniversaries of the date of grant, and that options expire on the fifth anniversary of the date of grant. The Plan has currently reserved 25,000,000 Common Shares or approximately 22% of the outstanding Common Shares as at June 23, 2003, for issuance upon the exercise of options granted under the Plan. As at June 23, 2003, options to acquire 15,962,841 Common Shares had been granted pursuant to the Plan.

A component of executive remuneration consists of grants of stock options under the Plan. Options are also granted to attract new executives and recognize job promotions.

During the fiscal year ended April 27, 2003, the Board of Directors granted options to one Executive Officer to purchase a total of 25,000 Common Shares at a price of $2.75 per share. There were no options exercised by Executive Officers during the fiscal year ended April 27, 2003.

Remuneration of Directors

Each director who is not also an Executive Officer is reimbursed for any out-of-pocket expenses incurred in connection with attending directors'
meetings.  In  addition,  as  previously  approved  by the  shareholders  of the

Corporation, directors of the Corporation are eligible to participate in the Corporation's employee stock option plan, particulars of which are described above. The directors do not receive director's fees or other compensation for service as directors or as members of standing committees, except as noted below. During the fiscal year ended April 27, 2003, 84,000 options to purchase Common Shares were granted to non-Executive Officer directors based on the following schedule:

 Annual Service on Board of Directors
   (other than Chair)                                      20,000 Option Shares
 Annual Service as Chair of the Board of Directors         30,000 Option Shares
 Annual Service as member of a standing committee
   (other than Chair)                                       4,000 Option Shares
 Annual Service as Chair of a standing committee            8,000 Option Shares

                   Details of Contracts Relating to Directors

Except for the amended and restated shareholders' agreement between the Corporation, Mitel Systems Corporation ("Mitel Systems"), Zarlink Semiconductor Inc. ("Zarlink") and Power Technology Investment Corporation ("Power Technology") dated as of August 31, 2001, to the knowledge of the Corporation, there are no arrangements or understandings between any director or officer of the Corporation and any other person pursuant to which such director or officer was selected, and there is no family relationship between any director or officer of the Corporation and any other such director or officer. The aforesaid shareholders' agreement contains provisions relating to the entitlement of Power Technology Investment Corporation to appoint a nominee as a director to the Board of the Corporation.

                     Indebtedness of Directors and Officers

No director or officer is indebted to the Corporation other than routine indebtedness.

                             Principal Shareholders

The following table sets forth information as at June 23, 2003 with respect to all persons known by the Corporation to be the beneficial owner, directly or indirectly, of more than 10% of the Corporation's issued and outstanding Common
Shares:

--------------------------------------------------------------------------------
    Name and                        Number of                  Percentage of
  Municipality                    Common Shares            Mitel Networks Common
  of Residence                 Beneficially  Owned           Shares Outstanding
--------------------------------------------------------------------------------
Mitel Systems Corporation(1)      90,000,000
Ottawa, ON
                                                                    82%
Mitel Knowledge Corporation(1)    4,555,169
Ottawa, ON
--------------------------------------------------------------------------------

(1) Dr. Terence H. Matthews controls, directly or indirectly, Mitel Systems Corporation and Mitel Knowledge Corporation.

As at June 23, 2003, the directors and officers of the Corporation beneficially owned, directly or indirectly, 94,646,419 Common Shares, representing 82% of the presently issued and outstanding Common Shares. Additionally, as at June 23, 2003, the directors and officers of the Corporation beneficially owned convertible debentures having an aggregate value of $200,000, exclusive of any interest accrued.

           Executive Committee/Compensation Committee/Audit Committee

The Corporation does not have an Executive Committee. The Corporation has a Compensation Committee, the members of which are Peter Charbonneau, Kirk Mandy and David Rowe-Beddoe. The Corporation has an Audit Committee, the members of which are Peter Charbonneau and Kirk Mandy.

                  Interest of Insiders in Material Transactions

In addition to the disclosure made elsewhere in this Circular with respect to the interests of persons in matters to be acted upon as contemplated in this Circular, since April 29, 2002 (the beginning of the Corporation's last completed financial year) the Corporation leased premises in Ottawa, Ontario, from Mitel Research Park Corporation, a company controlled by Dr. Terence H. Matthews, the Corporation's controlling shareholder and a member of the Board of Directors and an officer of the Corporation, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. In addition, under the terms of the lease, the Corporation is responsible for absorbing certain property-related expenses of the landlord. The Corporation subleases part of those premises to BreconRidge Manufacturing Solutions Corporation ("BreconRidge"), a company of which Dr. Matthews is a director and shareholder. The Corporation continues to lease part of its premises in Caldicot, Wales to a wholly-owned subsidiary of Zarlink Semiconductor Corporation, on terms and conditions reflecting prevailing market conditions in February 2001, when the lease was entered into.

During the fiscal years ended April 27, 2003 and April 28, 2002, the Corporation borrowed funds from time to time from a company controlled by Dr. Terence H. Matthews (the "Lending Company") in order to finance its operations. As at April 27, 2003, demand loans amounted to $42.3 million, and bore interest at prime rate (currently at 5.0%). In connection with a loan of $10.0 million made on February 27, 2003, the Corporation entered into an agreement with an unrelated third party which holds an equity interest in another company in which Dr. Matthews is a shareholder. Pursuant to the agreement, the third party has the option to (i) exchange all or a portion of its equity interest in the company in which Dr. Matthews is a shareholder for a corresponding portion of the Corporation's demand loan held by the Lending Company, and (ii) convert the amount of the demand loan into securities of the Corporation offered in the first offering following the transaction, other than an offering solely to employees or existing shareholders, at a price per share no greater than $1.50. Unless earlier terminated upon the consent of the parties, the agreement will terminate upon the earlier of (i) the completion of the exchange, and (ii) the closing of the offering.

Effective November 1, 2002, the Corporation exercised its right to purchase intellectual property from Mitel Knowledge Corporation ("Mitel Knowledge") pursuant to a Research & Development Agreement dated March 27, 2001.

Certain officers and directors invested an aggregate of $200,000 in mandatory convertible debentures issued by the Corporation in August, 2002. The debentures earn interest at the rate of 6.5% per annum until the earlier of conversion or the maturity date, being July 27, 2003.

The Corporation also entered into the following agreements: (i) a Manufacturing Supply Agreement with BreconRidge dated August 31, 2001, and amended on February 27, 2003; (ii) a Strategic Alliance Agreement and a Global Distribution Agreement with March Networks Corporation ("March Networks") regarding voice over IP solutions, dated September 21, 2001; (iii) a Contribution Agreement for the Integrated Communications Solutions R&D Project with Her Majesty the Queen in Right of Canada as represented by the Minister of Industry through Technology Partnerships Canada, March Networks Corporation and Mitel Knowledge Corporation; and (iv) an Amended Shareholders Agreement, dated August 31, 2001, between the Corporation, Mitel Systems Corporation ("Mitel Systems"), Zarlink Semiconductor Inc. and Power Technology Investment Corporation. Dr. Matthews is the controlling shareholder of Mitel Knowledge, March Networks and Mitel Systems.

                       Directors' and Officers' Insurance

Under certain circumstances, section 124 of the Canada Business Corporations Act, R.S.C. 1985 c. C-44, as amended (the "CBCA") permits or requires a corporation to indemnify its directors and officers from claims, costs, charges and expenses incurred in connection with civil, criminal, or administrative actions to which he or she has been made a party by reason of being, or having been, a director or officer of such corporation. Pursuant to s. 124 (4) of the CBCA, the Corporation is insured under a policy covering liability up to US$15,000,000. The Corporation's annual premium is US$125,750. The Corporation is also covered under a shared policy with Wesley Clover Corporation, a corporation indirectly controlled by Dr. Matthews, that provides coverage of up to Cdn$10,000,000 for prior years' claims. The Corporation's annual premium for that policy is Cdn$69,000. The Corporation has received an endorsement to the policy that contains various deductibles applicable to each loss for which reimbursement is sought by the Corporation and contains a number of exclusions and limitations to the coverage provided, as a result of which the Corporation may, under certain circumstances, be obligated to indemnify its directors or officers for certain claims which do not fall within the coverage provided under the policy.

                              Management Contracts

The Corporation does not have any contracts with third parties for the provision of any management services to the Corporation or any of its subsidiaries.

                                Legal Proceedings

No legal proceedings of a material nature have been instituted the Corporation. The Corporation is unaware of any material legal proceedings against the Corporation.

                             Appointment of Auditors

Management proposes to nominate Deloitte & Touche LLP, Chartered Accountants, of Ottawa, Ontario, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. Deloitte & Touche LLP was first appointed as the Corporation's auditors on December 4, 2001. It is intended that on any ballot that may be called relating to the appointment of auditors, the Common Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Deloitte & Touche LLP, unless a shareholder has specified in his/her proxy that his/her shares are to be withheld from voting on the appointment of auditors.

                            Remuneration of Auditors

In the past, the directors have negotiated with the auditors of the Corporation on an arm's length basis for the purpose of determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services. Accordingly, on any ballot that may be called for relating to the authorization of the directors to fix the remuneration of the auditors, the Common Shares represented by proxies in favour of management nominees will be voted in favour of the resolution authorizing the directors to fix the remuneration of the auditors, unless a shareholder has specified in his/her proxy that his/her shares are to be withheld from voting on the authorization of the directors to fix the remuneration of the auditors.

                              Shareholder Proposals

The CBCA provides that, in certain circumstances, eligible shareholders are entitled to submit to the Corporation notice of a matter that such shareholder proposes to raise at a meeting of shareholders. The final date by which the Corporation must receive such a proposal to be raised at the next annual meeting of shareholders of the Corporation is April 18, 2004. Any eligible shareholder who may wish to exercise this right should carefully consider whether he/she is eligible to make such a proposal, and comply with the relevant provisions of the CBCA.

                                   Certificate

The contents and the distribution of this Circular have been approved by the Board of Directors of the Corporation.

June 23, 2003

"Jenifer Chilcott"

Jenifer Chilcott,
Secretary
Ottawa, Ontario, Canada

                             SCHEDULE 1 - FINANCIALS


              {LOGO]
                                           MITEL NETWORKS
                                            CORPORATION


CONSOLIDATED FINANCIAL STATEMENTS
(in accordance with Canadian GAAP)

FOR THE YEAR ENDED
APRIL 27, 2003

(Audited)

                                  CONFIDENTIAL


                          {LOGO] MITEL it's about you

Mitel Networks Corporation

AUDITORS' REPORT...............................................................3

CONSOLIDATED BALANCE SHEETS....................................................4

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT.................................5

CONSOLIDATED STATEMENTS OF OPERATIONS..........................................6

CONSOLIDATED STATEMENTS OF CASH FLOWS..........................................7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.................................8

   1    Background and Nature of Operations....................................8
   2    Accounting Policies....................................................8
   3    Related Party Transactions............................................12
   4    Special Charges.......................................................14
   5    Segment Information...................................................14
   6    Other Receivables.....................................................17
   7    Inventories...........................................................17
   8    Capital Assets........................................................17
   9    Goodwill, Intangible and Other Assets.................................18
   10    Bank Indebtedness....................................................18
   11    Accounts Payable and Accrued Liabilities.............................19
   12    Long-Term Debt.......................................................19
   13    Commitments and Guarantees...........................................20
   14    Contingencies........................................................21
   15    Share Capital........................................................21
   16    Convertible Debentures...............................................25
   17    Warrants.............................................................25
   18    Translation Account..................................................26
   19    Other Income (Expense), Net..........................................26
   20    Income Taxes.........................................................26
   21    Acquisition..........................................................28
   22    Pension Plans........................................................28
   23    Financial Instruments................................................29
   24    Supplementary Cash Flow Information..................................31


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation

AUDITORS' REPORT
================================================================================


To the Shareholders of Mitel Networks Corporation

We have audited the consolidated balance sheets of Mitel Networks Corporation as at April 27, 2003 and April 28, 2002 and the consolidated statements of operations, accumulated deficit and cash flows for each of the years in the two year period ended April 27, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Mitel Networks Corporation at April 27, 2003 and April 28, 2002 and the results of its operations and its cash flows for each of the years in the two year period ended April 27, 2003 in accordance with Canadian generally accepted accounting principles.

On June 6, 2003, we reported separately to the directors of Mitel Networks Corporation on our audits, conducted in accordance with auditing standards generally accepted in the United States of America, of financial statements for the same periods, prepared in accordance with accounting principles generally accepted in the United States of America.

                                               /s/ DELOITTE & TOUCHE LLP
                                               ------------------------------
Ottawa, Canada                                 DELOITTE & TOUCHE LLP
June 6, 2003                                   Chartered Accountants


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


CONSOLIDATED BALANCE SHEETS
================================================================================

 (in millions of Canadian dollars, except share amounts)

   -----------------------------------------------------------------------------
                                                                  As at
                                                           April 27,   April 28,
                                                             2003         2002
   -----------------------------------------------------------------------------
   ASSETS
   Current assets:
     Cash and cash equivalents                             $   32.4    $    5.7
     Accounts receivable (net of provisions of
       $6.6 in 2003 and $7.7 in 2002)                         100.9       114.0
     Due from related parties (note 3)                          0.5          --
     Other receivables (note 6)                                18.5        16.0
     Inventories (note 7)                                      51.2        69.3
     Prepaid expenses                                           7.9        11.4
   -----------------------------------------------------------------------------
                                                              211.4       216.4

   Long-term receivables (note 3)                               1.0        10.9
   Capital assets (note 8)                                     36.8        46.4
   Goodwill (note 9)                                            7.6         7.6
   Intangible and other assets (note 9)                         2.1        57.1
   -----------------------------------------------------------------------------
                                                           $  258.9    $  338.4
   -----------------------------------------------------------------------------
   LIABILITIES AND SHAREHOLDERS' EQUITY

   Current liabilities:
     Bank indebtedness (note 10)                           $   34.7    $   51.1
     Accounts payable and accrued liabilities (note 11)        68.4        73.7
     Income and other taxes payable (note 20)                   3.5         1.9
     Deferred revenue                                          35.9        46.6
     Due to related parties (note 3)                           54.1        22.4
     Current portion of long-term debt (note 12)                7.1         5.8
   -----------------------------------------------------------------------------
                                                              203.7       201.5

   Long-term debt (note 12)                                    19.5        23.6
   Pension liability (note 22)                                 10.4        10.3
   -----------------------------------------------------------------------------
                                                              233.6       235.4
   -----------------------------------------------------------------------------
   Commitments and contingencies (notes 3, 13 & 14)

   Shareholders' equity:
     Share capital (2003 - 115,400,213; 2002 -
       110,924,924) (note 15)                                 307.3       307.6
     Convertible debentures (note 16)                          10.5          --
     Warrants (note 17)                                        27.1          --
     Accumulated deficit                                     (317.2)     (205.6)
     Translation account (note 18)                             (2.4)        1.0
   -----------------------------------------------------------------------------
                                                               25.3       103.0
   -----------------------------------------------------------------------------
                                                           $  258.9    $  338.4
   -----------------------------------------------------------------------------
                              APPROVED BY THE BOARD

   "Peter Charbonneau", Director                   "Paul Butcher", Director


        (See accompanying notes to the consolidated financial statements)


Consolidated Financial Statements -- Canadian GAAP

Mitel Newworks Corporation


CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
================================================================================

 (in millions of Canadian dollars)


      --------------------------------------------------------------------------
                                                               Year Ended
                                                       April 27,       April 28,
                                                          2003           2002
      --------------------------------------------------------------------------


      Accumulated deficit, beginning of year          $  (205.6)      $   (26.6)

      Net loss for the year                              (111.1)         (179.0)
      --------------------------------------------------------------------------

                                                         (316.7)         (205.6)

      Stock-based dividend (note 15)                       (0.1)             --

      Interest on convertible debentures (note 16)         (0.4)             --
      --------------------------------------------------------------------------

      Accumulated deficit, end of year                $  (317.2)         (205.6)
      --------------------------------------------------------------------------


        (See accompanying notes to the consolidated financial statements)


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS
================================================================================

 (in millions of Canadian dollars, except share and per share amounts)


      ------------------------------------------------------------------------------------------------
                                                                                 Year Ended
                                                                       April 27, 2003   April 28, 2002
      ------------------------------------------------------------------------------------------------

      Revenue                                                            $     543.1     $    560.2

      Cost of sales                                                            339.8          331.0
      ------------------------------------------------------------------------------------------------

      Gross margin                                                             203.3          229.2
      ------------------------------------------------------------------------------------------------

      Expenses:
        Selling, general and administrative                                    184.8          228.3
        Research and development, net (note 3)                                  56.6           82.4
        Special charges (note 4)                                                21.5           11.7
        Loss on disposal of manufacturing operations (note 3)                     --            2.4
      ------------------------------------------------------------------------------------------------
                                                                               262.9          324.8
      ------------------------------------------------------------------------------------------------

      Operating loss before amortization of acquired intangibles               (59.6)         (95.6)

      Amortization of acquired intangibles                                     (54.8)         (77.9)
      ------------------------------------------------------------------------------------------------

      Operating loss                                                          (114.4)        (173.5)

      Interest expense                                                          (6.1)          (4.7)
      Other income (expense), net (note 19)                                      5.1           (0.6)
      ------------------------------------------------------------------------------------------------

      Loss before income taxes                                                (115.4)        (178.8)

      Income tax recovery (expense) (note 20)                                    4.3           (0.2)
      ------------------------------------------------------------------------------------------------

      Net loss                                                           $    (111.1)    $   (179.0)
      ------------------------------------------------------------------------------------------------

      Net loss per common share (note 15):
            Basic and diluted                                            $     (0.99)    $    (1.68)
      ------------------------------------------------------------------------------------------------

      Weighted average number of common shares outstanding
            Basic and diluted                                             113,109,751   106,848,314
      ------------------------------------------------------------------------------------------------

        (See accompanying notes to the consolidated financial statements)


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================


 (in millions of Canadian dollars)
      ------------------------------------------------------------------------------------------------------------------
                                                                                                 Year Ended
                                                                                        April 27, 2003   April 28, 2002
      ------------------------------------------------------------------------------------------------------------------
      CASH PROVIDED BY (USED IN)

      Operating activities:
        Net loss                                                                         $  (111.1)        $   (179.0)
        Adjustments to reconcile net loss to net cash from operating activities:
        Amortization and depreciation                                                         75.6               98.6
        Loss on sale of capital assets                                                         0.3                0.2
        Loss on sale of manufacturing operations                                                --                1.9
        Unrealized foreign exchange gain                                                      (2.1)              (0.4)
        Special charges                                                                        3.9                0.6
        Non-cash movements in provisions                                                      13.6                5.2
        Change in operating non-cash assets and liabilities (note 24)                          0.9              (24.4)
      ----------------------------------------------------------------------------------------------------------------

       Net cash used in operating activities                                                 (18.9)             (97.3)
      ----------------------------------------------------------------------------------------------------------------

      Investing activities:
        Additions to capital and intangible assets                                            (6.6)             (18.3)
        Acquisition (note 21)                                                                   --               (0.8)
        Proceeds from repayment of related party loans receivable                              8.2                 --
        Realized foreign exchange loss on hedging activities                                  (6.4)              (1.5)
        Realized foreign exchange gain on hedging activities                                   4.3                1.4
      ----------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                                  (0.5)             (19.2)
      ----------------------------------------------------------------------------------------------------------------

      Financing activities:
        Proceeds from bank indebtedness                                                      (16.3)              51.4
        Debt issue costs                                                                      (0.5)              (0.3)
        Proceeds from related party loans (note 3)                                            35.9               52.0
        Repayment of related party loans (note 3)                                             (5.0)             (56.4)
        Proceeds from sale lease-back                                                           --                3.4
        Repayment of capital lease liabilities                                                (0.9)              (0.4)
        Proceeds from long-term debt                                                           2.0               28.1
        Repayment of long-term debt                                                           (5.1)              (1.9)
        Proceeds from issue of convertible debentures                                         10.1                 --
        Proceeds from issue of warrants                                                       24.8                 --
        Proceeds from issue of common shares                                                    --               33.3
        Proceeds from repayments of employee share purchase loans                              2.6                5.6
        Share issue costs                                                                     (0.6)              (0.8)
      ----------------------------------------------------------------------------------------------------------------

       Net cash from financing activities                                                     47.0              114.0
      ----------------------------------------------------------------------------------------------------------------

       Effect of currency translation on cash and cash equivalents                            (0.9)              (0.2)
      ----------------------------------------------------------------------------------------------------------------

      Net increase (decrease) in cash and cash equivalents                                    26.7               (2.7)

      Cash and cash equivalents, beginning of year                                             5.7                8.4
      ----------------------------------------------------------------------------------------------------------------

      Cash and cash equivalents, end of year                                             $    32.4         $      5.7
      ----------------------------------------------------------------------------------------------------------------


        (See accompanying notes to the consolidated financial statements)


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

(in millions of Canadian dollars, except share and per share amounts)

1    Background and Nature of Operations
--------------------------------------------------------------------------------
     Mitel Networks Corporation (the "Company") was incorporated under the laws of Canada on January 12, 2001 and is a majority-owned subsidiary of Mitel Systems Corporation ("Systems"), a private company. On February 16, 2001, the Company acquired the "Mitel" name and substantially all of the assets and subsidiaries of the Communications Systems Division (the "Division") of Zarlink Semiconductor Inc. ("Zarlink"), formerly Mitel Corporation. Zarlink, which retained its semiconductor division, sold 90 percent of the Company to Systems. Zarlink retained a 10 percent ownership in the Company.

     The Company is a global provider of next-generation IP telephony, video and data solutions that creates advanced communication solutions and applications in the areas of speech recognition, wireless mobility, unified messaging, and customer interaction solutions. Through direct and indirect channels as well as strategic technology partnerships, the Company currently serves a wide range of vertical markets, including the education, hospitality, healthcare, and government segments, principally in the United States, Europe, Canada, the Asia/Pacific region and Latin America regions.

2    Accounting Policies
--------------------------------------------------------------------------------
     These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

     a) Fiscal Year End

     The Company's fiscal year end is the last Sunday in April. Normally this results in a fifty-two week year with four thirteen week quarters.

     b) Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and of its majority-owned subsidiary companies. Intercompany transactions and balances have been eliminated on consolidation.

     c) Use of Estimates

     The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the determination of the allowance for doubtful accounts, inventory allowances, special charges, depreciation and amortization, warranty costs, sales returns, taxes and contingencies. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.

     d) Foreign Currency Translation

     Assets and liabilities of the Company's foreign operations are translated from foreign currencies into Canadian dollars at the exchange rates in effect at the balance sheet date while revenue, expenses and cash flow amounts are translated at average exchange rates for the period. The resulting unrealized gains or losses are deferred and included in shareholders' equity until there is a reduction in the net investment in a foreign operation. The Company uses the temporal method to translate the accounts of its integrated foreign subsidiaries. Under this method, the resulting gains and losses are included in other expense, net.

     Other monetary assets and liabilities, which are denominated in currencies foreign to the local currency of any one operation, are translated to the local currency using the rates in effect at the transaction date, and transactions


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     included in earnings are translated at average exchange rates during the fiscal period. Exchange gains and losses resulting from the translation of these accounts are included in other expense, net, in the consolidated statements of operations.

     e) Revenue Recognition

     The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have been transferred to the customer, fee is fixed or determinable, and collection is reasonably assured.

     Indirect channels

     The Company makes sales to distributors and resellers based on contracts with terms ranging from one to three years. For products sold through these distribution channels, revenue is recognized at the time the risk of loss is transferred according to contractual terms and if all contractual obligations have been satisfied. These arrangements usually involve multiple elements, including post-contract technical support and training. Costs related to insignificant technical support obligations, including second-line telephone support for certain products, are accrued. For other technical support and training obligations, revenue from product sales is allocated to each element based on vendor specific objective evidence of relative fair values, generally representing the prices charged when the element is sold separately, with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized upon performance or ratably over the contract period.

     The Company's standard warranty period extends fifteen months from the date of sale and extended warranty periods are offered on certain products. At the time product revenue is recognized an accrual for estimated warranty costs is recorded as a component of cost of sales based on prior claims experience. Sales to the Company's resellers do not provide for return or price protection rights while sales to distributors provide for such rights. Product return rights are limited to a percentage of sales over a maximum three-month period. A reserve for estimated product returns and price protection rights based on past experience is recorded as a reduction of sales at the time product revenue is recognized. The Company offers various cooperative marketing programs to assist its distribution channels to market the Company's products. Allowances for such programs are recorded as marketing expenses at the time of shipment based on contract terms and prior claims experience.

     Direct channels

     The Company sells products, including installation and related maintenance and support services, directly to customers. For product sold through direct channels, revenue is recognized at the time of delivery and at the time risk of loss is transferred, based on prior experience of successful compliance with customer specifications. Revenue from installation is recognized as services are rendered and when contractual obligations, including customer acceptance, have been satisfied. Revenue is also derived from professional service contracts with terms that range from two to six weeks for standard solutions and for longer periods for customized solutions. Revenue from customer support, professional services and maintenance contracts is recognized ratably over the contractual period, generally one year. Billings in advance of services are included in deferred revenue. Revenue from installation services provided in advance of billing is included in unbilled accounts receivable.

     Certain arrangements with direct customers provide for free customer support and maintenance services extending twelve months from the date of installation. Customer support and maintenance contracts are also sold separately. When customer support or maintenance services are provided free of charge, such amounts are unbundled from the product and installation revenue at their fair market value based on the prices charged when the element is sold separately and recognized ratably over the contract period. Consulting and training revenues are recognized upon performance.

     The Company provides long-term outsourcing services of communication systems. Under these arrangements, systems management services ("Managed Services") and communication equipment are provided to customers for terms that typically range from one to ten years. Revenue from Managed Services is recognized ratably over the contract period. The Company retains title and risk of loss associated with the equipment utilized in the provision of the Managed Services. Accordingly, the equipment is capitalized as part of property and equipment and is amortized to cost of sales over the contract period.


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     f) Cash and Cash Equivalents

     All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash equivalents approximates the amounts shown in the financial statements.

     g) Inventories

     Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) or net realizable value for finished goods, and current replacement cost for raw materials. The Company provides inventory allowances based on estimated excess and obsolete inventories.

     h) Capital Assets

     Capital assets are initially recorded at cost. Depreciation is provided on a straight-line basis over the anticipated useful lives of the assets. Estimated lives range from three to ten years for equipment and twenty-five years for buildings. Amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years. The Company performs reviews for the impairment of property and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

     i) Goodwill and Intangible Assets

     Intangible assets include patents, trademarks, acquired in-process technology, developed technology and customer base. Amortization is provided on a straight-line basis over five years for patents and over two years for other intangible assets with finite useful lives. The Company's management tests intangible assets for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability is assessed based on the carrying value of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

     In July 2001, the Canadian Institute of Chartered Accountants (the "CICA") issued Section 1581, "Business Combinations" and Section 3062, "Goodwill and Other Intangible assets" ("Section 3062"). Section 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Section 3062 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. The Company adopted Section 3062 effective April 29, 2002. Section 3062 requires goodwill and intangible assets with indefinite useful lives to be tested annually for impairment and written down when impaired, rather than being amortized as previous standards required. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. On adoption of the new rules, the Company evaluated existing intangible assets, including estimates of remaining lives, and has reclassified to goodwill the acquired workforce totaling $7.6 at April 28, 2002 previously classified as purchased intangible assets, and ceased its amortization. Prior to April 29, 2002, acquired workforce was amortized on a straight-line basis over two years. The Company completed the transitional and annual goodwill impairment tests, and determined that no impairment existed as of the date of adoption and as of the balance sheet date.

     This change in accounting policy was not applied retroactively and the amounts presented for the prior year have not been restated for this change. The following table presents the impact of this change on net loss and on basic and diluted loss per common share as if the policy had been applied retroactively to Fiscal 2002:

                                                                    Year Ended
                                                                  April 28, 2002
     ---------------------------------------------------------------------------
     Net loss, as reported                                          $  (179.0)
     Add: Amortization of goodwill from continuing operations             9.9
     ---------------------------------------------------------------------------
     Adjusted net loss                                              $  (169.1)
     ---------------------------------------------------------------------------
     Reported basic and diluted loss per common share               $   (1.68)
     ---------------------------------------------------------------------------
     Adjusted basic and diluted loss per common share               $   (1.58)
     ---------------------------------------------------------------------------

Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     j) Derivative Financial Instruments

     The Company uses derivatives, including foreign currency forward and swap contracts, to minimize the short-term impact of currency fluctuations on foreign currency receivables and payables. These financial instruments are recorded at fair market value with the related foreign currency gains and losses recorded in other expense, net, in the consolidated statements of operations. The Company does not hold or issue derivative financial instruments for speculative or trading purposes.

     The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

     k) Income Taxes

     Income taxes are accounted for using the asset and liability method. Under this approach, future tax assets and liabilities are determined based on differences between the carrying amounts and the tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws. Future tax assets are recognized only to the extent that it is more likely than not, in the opinion of management, that the future tax assets will be realized in the future.

     l) Research and Development

     Research costs are charged to earnings in the periods in which they are incurred. Development costs are deferred and amortized when the criteria for deferral under generally accepted accounting principles are met, or otherwise, are expensed as incurred. The Company has not deferred any development costs to date.

     m) Defined Benefit Pension Plan

     Pension expense is actuarially determined using the projected benefit method prorated on service and management's best estimate assumptions. Pension plan assets are valued at fair value. The excess of any cumulative net actuarial gain (loss) over ten percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

     n) Stock-Based Compensation Plan

     The Company has a stock-based compensation plan described in note 15. The Company generally grants stock options for a fixed number of shares to employees and non-employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company adopted the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870") which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees issued on or after April 29, 2002. Options granted to employees and directors will result in the recognition of compensation expense only if the exercise price is lower than the market price of common shares on the date of grant. The additional disclosure required by Section 3870 as a result of the Company not adopting the fair value method of accounting provisions for employee stock-based compensation is provided in note 15. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option canceled is charged to retained earnings.

     o) Earnings (loss) per Common Share

     Basic earnings (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed using the treasury stock method and assumes that, if a dilutive effect is produced, all dilutive securities had been exercised at the later of the beginning of the fiscal period and the security issue date.

Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


3    Related Party Transactions
--------------------------------------------------------------------------------
     Significant related party transactions with companies controlled by or related to the Company's controlling shareholder and Chairman of the Board of Directors (the "Principal Shareholder"), not otherwise disclosed in the financial statements, include the following:

     Research and development

     Effective February 16, 2001, the Company entered into a research and development agreement with a company controlled by the Principal Shareholder (the "Funding Company"), under which the Company received funding to perform research and development until November 1, 2002, the date on which the two parties mutually agreed to terminate the agreement. During the term of the agreement, the Funding Company owned the intellectual property for the products developed and licensed certain of the intellectual property rights to the Company in exchange for royalties based on a percentage of sales of products developed under the programs. From March 27, 2001 until November 1, 2002, a wholly-owned subsidiary of the Company and the Funding Company were parties to a research and development cost-sharing agreement pursuant to which they agreed to share the costs of research and development and in exchange the Company obtained a license to additional intellectual property rights. In addition, the Company transferred to the Funding Company investment tax credits ("ITCs") earned on the research and development activity performed during the period of the research and development agreement.

     On November 1, 2002, the Company acquired the intellectual property from the Funding Company at a price of $12.5, the exchange amount, that was satisfied by the issuance of 4,555,169 common shares from treasury with a fair value of $2.75 per share. As a result, the research and development agreement and the research and development cost-sharing agreement have been terminated. This transaction is recorded at the carrying amount of the intellectual property of the Funding Company and resulted in an increase of $0.1 in the Company's intangible asset and share capital balances.

     During Fiscal 2003, the Company received $6.9 (2002 - $9.8) of research and development funding from the Funding Company related to these agreements, which was recorded as a reduction of related expenses, and recorded $0.5 (2002 - $0.3) in royalty expenses. As at April 27, 2003, net balances receivable pursuant to this agreement were $nil (April 28, 2002 - $0.1).

     Disposal of manufacturing operations

     On August 31, 2001, the Company sold its manufacturing operations, comprising property, plant and equipment, workforce and certain liabilities to a company in which the Principal Shareholder holds a significant interest (the "Supplier") for total net consideration of $7.8 in the form of long-term promissory notes receivable of $8.4 and promissory notes payable of $0.6. The total net consideration approximated the fair value of the disposed manufacturing net assets. The long-term promissory notes receivable were secured by a first charge on the manufacturing assets transferred, bore interest at LIBOR rate plus 1.5 percent and were repaid in February 2003. Interest income related to the promissory notes receivable amounted to $0.2 in Fiscal 2003 (2002 - $0.3). The promissory notes payable bore interest at LIBOR rate plus 1.5 percent and were set off against the promissory notes receivable on August 31, 2002 pursuant to an agreement with the Supplier. Interest expense recorded in the current year in connection with these promissory notes payable was immaterial. The transaction resulted in a loss on disposal of $2.4 that was recorded in operating expenses in Fiscal 2002.

     In connection with the disposal of the manufacturing operations, the Company entered into a supply agreement dated August 31, 2001 whereby the Supplier will provide certain products and services under terms and conditions reflecting prevailing market conditions at the time the agreement was entered into. The initial term of the agreement is six years (2002 - three years) and will be, unless otherwise terminated, automatically renewed on the same terms and conditions for additional consecutive one-year periods. Under the terms of the supply agreement, the Supplier is required to purchase the Company's raw material inventory, before turning to third party suppliers for raw material procurement. During Fiscal 2003, the Company purchased $178.4 (2002 - $127.4) of products and services and sold $10.8 (2002 - $34.6) of raw material inventory under this agreement. As at April 27, 2003, balances payable pursuant to this agreement amounted to $12.3 (April 28, 2002 - $18.3) and balances receivable pursuant to this agreement amounted to $1.5 (April 28, 2002 - $7.1).

Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     Under the terms of the supply agreement, the Company is required to purchase from the Supplier certain tools used in the manufacturing process. These manufacturing tools are capitalized as part of fixed assets and are depreciated over their estimated useful lives. During Fiscal 2003, manufacturing tools purchased from the Supplier amounted to $2.0 (2002 - $0.2).

     On August 31, 2001, the Company also entered into service agreements with the Supplier to provide human resource, finance and information systems support services during the transition period ended December 31, 2001 and to provide facilities management services for the period covering the term of the premise lease agreements. Amounts charged to the Supplier were equal to, and recorded as a reduction of, the costs incurred to provide the related services in the consolidated statement of operations. During Fiscal 2003, the Company provided services valued at $7.3 under these agreements (2002 - $9.3) for which there was no receivable balance outstanding at April 27, 2003.

     Leased properties

     In March 2001, the Company entered into a lease agreement for its Ottawa-based headquarter facilities of 512,391 square feet with a company controlled by the Principal Shareholder, under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The lease agreement is for 10 years expiring in March 2011.

     On August 31, 2001, the Company entered into sublease agreements with the Supplier for certain office and manufacturing facilities in Ottawa and in the United Kingdom totaling 252,941 square feet under terms and conditions reflecting prevailing market conditions at the time the lease was entered into. The Ottawa sublease agreement is for a term of five years expiring in August 31, 2006. The United Kingdom lease agreement is for a term of fifteen years expiring in August 2016 with cancellation options on the fifth and tenth years available to the Company and the Supplier.

     See note 13 for disclosure of related party rental expense, sublease income, committed future minimum lease payments and future sublease income. As at April 27, 2003, balances due to the company controlled by the Principal Shareholder and related to the lease agreement amounted to $0.8 (April 28, 2002 - $0.8).

     Financing

     During the fiscal years ended April 27, 2003 and April 28, 2002, the Company borrowed funds, from time to time, from a company controlled by the Principal Shareholder (the "Financing Affiliate") to finance its operations. At April 27, 2003, demand loans payable amounted to $42.3 (April 28, 2002 - $11.0) and bore interest at prime rate (currently at 5.0 percent). Interest expense incurred on these related party loans amounted to $1.0 in Fiscal 2003 (2002 - $1.9). In connection with a loan payable to the Financing Affiliate of $10.0 made on February 27, 2003, the Company entered into an agreement with an unrelated third party (the "Investor") which owns an equity interest in the Supplier. Pursuant to the agreement, the Investor has the option to (i) exchange all or a portion of its equity interest in the Supplier for a corresponding portion of the Company's demand loan payable held by the Financing Affiliate, and (ii) convert the amount of the demand loan payable into securities Company offered in the first offering subsequent to February 27, 2003, other than an offering to employees or existing shareholders, at a price per share no greater than $1.50, the fair value of the Company's common share on the date of the agreement. Unless terminated upon the consent of the parties, the agreement will terminate upon the earlier of (i) the completion of the exchange, and
     (ii) the closing of the offering.

     Other

     In September 2001, the Company entered into a strategic alliance agreement and a global distribution agreement with a company (the "Partner Company") controlled by the Principal Shareholder to broaden its product portfolio and its distribution channel. Under the terms of the agreement, the parties agree to cooperate in the performance of joint development activities and each party will bear its own costs arising in connection with the performance of its obligations and common costs incurred in the performance of joint activities will be shared by both parties. The Partner Company develops, manufactures and distributes integrated technology solutions enabling businesses and service providers to deliver enhanced multimedia communication services. During Fiscal 2003, the Company


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     purchased $3.8 (2002 - $2.3) in products and services from the Partner Company and had a balance payable of $0.2 recorded in the due to related parties pursuant to this agreement at April 27, 2003 (April 28, 2002 - $0.4).

     Other sales to, purchases from and net balances receivable from companies related to the Principal Shareholder and arising in the normal course of the Company's business amounted to $1.4, $0.7 and $0.4, respectively for the year ended April 27, 2003 (2002 - $0.3, $0.4 and $0.8, respectively). In addition, certain of the Company's directors and members of senior management purchased convertible debentures, described in note 17, in an aggregate amount of $0.4.

4    Special Charges
--------------------------------------------------------------------------------
     During Fiscal 2003, the Company executed restructuring programs to reduce its workforce across all functions. Accordingly, pre-tax special charges of $21.5, net of reversals of prior year's charges of $3.5, were recorded in Fiscal 2003. The components of the Fiscal 2003 charges included $21.0 of employee severance and benefits associated with 265 terminated employees throughout the world, $4.7 of non-cancelable lease costs related to excess facilities and $0.4 of loss on disposal of capital assets. Although these restructuring programs were completed at April 27, 2003, payments of the workforce reduction liabilities are expected to be completed in the second quarter of Fiscal 2003. The lease termination obligation will be reduced over the remaining term of the lease.

     During Fiscal 2002, the Company executed restructuring programs to reduce its sales, marketing, administrative and R&D workforce. In August 2001, the Network Access Solutions R&D program was cancelled based on the decision to exit non-core operations. Accordingly, pre-tax special charges of $11.7 related to these actions were recorded in Fiscal 2002. The workforce reduction costs included in the special charges related to severance and benefits associated with 278 terminated employees throughout the world. These restructuring programs were completed in the first quarter of Fiscal 2003. As a result of the workforce reduction, the Company recorded a loss on disposal of capital assets of $0.6.

     The following table summarizes details of the Company's special charges and related reserve during Fiscal 2003 and Fiscal 2002:


                                                                    Lease          Loss on
                                                   Workforce    Termination      Disposal of
     Description                                   Reduction     Obligation    Capital Assets   Legal costs      Total
     --------------------------------------------------------------------------------------------------------------------
     Fiscal 2002:
       Charges                                      $  10.5       $     --       $    0.6         $  0.6        $   11.7
       Cash payments                                   (7.2)                                        (0.4)           (7.6)
       Asset loss on disposal                            --             --           (0.6)            --            (0.6)
     --------------------------------------------------------------------------------------------------------------------
     Balance of reserve as of April 28, 2002            3.3             --              -            0.2             3.5
     --------------------------------------------------------------------------------------------------------------------

     Fiscal 2003:
       Charges                                         19.9            4.7            0.4             --            25.0
       Adjustments                                     (3.2)          (0.1)            --           (0.2)           (3.5)
       Cash payments                                  (18.7)          (0.7)            --             --           (19.4)
       Asset loss on disposal                            --             --           (0.4)            --            (0.4)
       Foreign currency impact                         (0.4)          (0.1)            --             --            (0.5)
     --------------------------------------------------------------------------------------------------------------------
     Balance of reserve as of April 27, 2003        $   0.9       $    3.8       $     --         $   --        $    4.7
     --------------------------------------------------------------------------------------------------------------------

5    Segment Information
--------------------------------------------------------------------------------
     General description

     The Company reports its operations in two segments: the Communications Solutions segment ("Solutions") and the Customer Services segment ("Services"). The Solutions segment represents the Company's core business, consisting of enterprise voice, video and data communications systems and software as well as communications applications. These Solutions are provided through the Company's dealer and reseller network and are used by


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     large enterprises, small and medium businesses as well as government, education and healthcare organizations. The Services segment consists of direct product sales and services, professional services, maintenance and technical support services. These services are provided through the Company's direct sales offices throughout North America and the United Kingdom.

     The Company's Chief Executive Officer ("CEO") has been identified as the chief operating decision maker. The CEO evaluates the performance of the segments and allocates resources based on information provided by the Company's internal management system which reports segmented operating income (loss) representing sales less the cost of sales and direct expenses incurred within the operating segments. The Company does not allocate general and administrative expenses, amortization of acquired intangibles, stock-based compensation expense and one-time charges to its segments as management does not use this information to measure the performance of the operating segments. These unallocated expenses are included in corporate and other in the reconciliation of operating results. In addition, the CEO does not review asset information on a segmented basis; however, depreciation of capital assets is allocated to the segments based on the asset usage. Inter-segment sales are based on fair market values and are eliminated on consolidation. The accounting policies of reported segments are the same as those described in the summary of significant accounting policies.

     Business segments

     The following table sets forth information by business segment:



                                                                                         Corporate
                                                           Solutions      Services       and Other      Total
     ----------------------------------------------------------------------------------------------------------
     Year ended April 27, 2003

       External revenue                                   $  254.1      $   289.0       $     --      $  543.1
       Inter-segment revenue                                  46.3             --          (46.3)           --
     ----------------------------------------------------------------------------------------------------------
       Total revenue                                      $  300.4      $   289.0       $  (46.3)     $  543.1
     ----------------------------------------------------------------------------------------------------------

       Goodwill                                           $    4.5      $     3.1       $     --      $    7.6
     ----------------------------------------------------------------------------------------------------------

       Depreciation of capital assets                     $    7.2      $     4.6       $    8.0      $   19.8
     ----------------------------------------------------------------------------------------------------------

       Segment operating income (loss)                    $  (66.5)     $    64.1       $     --      $   (2.4)
       Corporate and unallocated shared expenses                --             --          (35.7)        (35.7)
       Special charges                                          --             --          (21.5)        (21.5)
     ----------------------------------------------------------------------------------------------------------
       Operating income (loss) before amortization of
         acquired intangibles                             $  (66.5)     $    64.1       $  (57.2)     $  (59.6)
     ----------------------------------------------------------------------------------------------------------

     Year ended April 28, 2002

       External revenue                                   $  248.7      $   311.5       $     --      $  560.2
       Inter-segment revenue                                  51.4             --          (51.4)           --
     ----------------------------------------------------------------------------------------------------------
       Total revenue                                      $  300.1      $   311.5       $  (51.4)     $  560.2
     ----------------------------------------------------------------------------------------------------------

       Goodwill                                           $    4.5      $     3.1       $     --      $    7.6
     ----------------------------------------------------------------------------------------------------------

       Depreciation of capital assets                     $    8.0      $     4.6       $    8.1      $   20.7
     ----------------------------------------------------------------------------------------------------------

       Segment operating income (loss)                    $  (86.4)     $    54.2       $     --      $  (32.2)
       Corporate and unallocated shared expenses                --             --          (49.3)        (49.3)
       Special charges                                          --             --          (11.7)        (11.7)
       Corporate and unallocated shared expenses                --             --           (2.4)         (2.4)
     ----------------------------------------------------------------------------------------------------------
       Operating income (loss) before amortization of     $  (86.4)     $    54.2       $  (63.4)     $  (95.6)
         acquired intangibles
     ----------------------------------------------------------------------------------------------------------

     Product information

     The following table sets forth net sales for groups of similar products and services:


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation

                                                          Year Ended
                                                 April 27, 2003   April 28, 2002
     ---------------------------------------------------------------------------

     Products:
      Communications platforms and
        desktop appliances                          $  294.7        $  298.9
      Software applications                             45.7            52.2
      OEM products                                      41.2            42.3
      Other (1)                                         14.4            30.5
     ---------------------------------------------------------------------------
                                                       396.0           423.9
     ---------------------------------------------------------------------------
     Services:
      Maintenance, support and training                128.6           114.0
      Managed services                                  14.9            10.8
      Professional services                              3.6            11.5
     ---------------------------------------------------------------------------
                                                       147.1           136.3
     ---------------------------------------------------------------------------

       Total                                        $  543.1        $  560.2
     ---------------------------------------------------------------------------

     (1) Other products include mainly Network Access Solutions products representing one percent and four percent of total revenue in Fiscal 2003 and Fiscal 2002, respectively.

     Geographic information

     Revenues from external customers are attributed to geographic areas based on location of the customers. Geographic asset information is based on the physical location of the assets as at the end of each fiscal period. The following table sets forth information by geographic areas:


                                       Year Ended April 27, 2003                 Year Ended April 28, 2002
                                  -------------------------------------    ---------------------------------------
                                                 Capital                                     Capital
                                    Revenue       Assets      Goodwill         Revenue       Assets      Goodwill
     -------------------------------------------------------------------------------------------------------------
     Canada                         $     38.7   $    15.7   $     4.7        $      35.8   $    22.0   $     4.7
     United States                       267.3         0.7         1.0              289.6         1.2         1.0
     United Kingdom                      194.3        19.8         1.9              196.5        18.4         1.9
     Other foreign countries              42.8         0.6          --               38.3         0.5          --
     -------------------------------------------------------------------------------------------------------------
                                    $    543.1   $    36.8   $     7.6        $     560.2   $    42.1   $     7.6
     -------------------------------------------------------------------------------------------------------------

     Concentrations

     The Company sells its products and services to a broad set of enterprises ranging from large, multinational enterprises, to small and mid-sized enterprises, government agencies, health care organizations and schools. Management believes that the Company is exposed to minimal concentration risk since the majority of its business is conducted with companies within numerous industries. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable. In some cases, the Company will require payment in advance or security in the form of letters of credit or third-party guarantees. No single customer accounted for more than 10 percent of the Company's revenue for the years ended April 27, 2003 and April 28, 2002.

     As a result of the disposal of the  manufacturing  operations  described in note 3, the Supplier exclusively manufactures substantially all of the Company's Communications Solutions products at facilities located in Canada, the United States and the United Kingdom. The Company is not obligated to purchase products from the Supplier in any specific quantity, except as the Company outlines in forecasts or orders for products required to be manufactured by the Supplier. In addition, the Company may be obligated to purchase certain excess inventory levels from the Supplier that could result from the Company's actual sales of product varying from forecast. As at April 27, 2003, there was no excess inventory level for which the Company was committed. The Company's supply agreement with the Supplier results in a concentration that, if suddenly eliminated, could have an adverse effect on the Company's operations. While the Company believes that alternative sources of supply would be available, disruption of its primary source of supply could create a temporary, adverse effect on product shipments. The


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation

     Company is not aware of any other significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse affect on the Company's financial position, results of operations or cash flows.

6    Other Receivables
--------------------------------------------------------------------------------

     Included in other receivables is an amount of $10.9 (2002 - $13.1) for unbilled accounts, an amount of $1.1 (2002 - $3.7) for employee share purchase loans and an amount of $1.2 (2002 - $nil) of restricted cash provided as collateral in connection with certain customer bid and performance related bonds.

7        Inventories
--------------------------------------------------------------------------------

                                                        April 27,     April 28,
                                                          2003          2002
     ---------------------------------------------------------------------------
     Raw materials                                    $     2.3     $     12.7
     Finished goods                                        48.9           56.6
     ---------------------------------------------------------------------------
                                                      $    51.2     $     69.3
     ---------------------------------------------------------------------------

     In connection with the disposal of its manufacturing operations, the Company recorded a lower of cost or market adjustment of its inventory in the amount of $2.1 in Fiscal 2002 to reduce the carrying value of its raw material inventory.

8    Capital Assets
--------------------------------------------------------------------------------

                                                      April 27,     April 28,
                                                        2003          2002
     ---------------------------------------------------------------------------
     Cost:
       Land                                         $     0.8     $      0.7
       Buildings                                          6.0            5.9
       Equipment                                         75.3           62.2
     ---------------------------------------------------------------------------
                                                         82.1           68.8
     ---------------------------------------------------------------------------
     Less accumulated depreciation:
       Buildings                                          0.2            0.1
       Equipment                                         45.1           22.3
     ---------------------------------------------------------------------------
                                                         45.3           22.4
     ---------------------------------------------------------------------------
                                                    $    36.8     $     46.4
     ---------------------------------------------------------------------------

     As at April 27, 2003, equipment included leased assets with cost of $4.0 (2002 - $3.3) and accumulated depreciation of $1.7 (2002 - $0.6) and equipment utilized in the provision of Managed Services (see note 2(e)) with cost of $16.9 (2002 - $12.2) and accumulated depreciation of $8.8 (2002 - $2.9). Depreciation expense recorded in Fiscal 2003 amounted to $19.8 (2002 - $20.7).


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


9    Goodwill, Intangible and Other Assets
--------------------------------------------------------------------------------
                                                    April 27,     April 28,
                                                      2003          2002
     ---------------------------------------------------------------------------

     Goodwill                                      $    20.1     $     20.1
     Less: Accumulated amortization                     12.5           12.5
     ---------------------------------------------------------------------------
     Net goodwill                                  $     7.6     $      7.6
     ---------------------------------------------------------------------------

     Intangible assets:
       Developed technology                        $     2.9     $     90.0
       In-process technology                              --           20.8
       Customer base                                      --           21.9
       Patents, trademarks and other                     3.4            2.9
     ---------------------------------------------------------------------------
                                                         6.3          135.6
     ---------------------------------------------------------------------------
     Less accumulated amortization:
       Developed technology                              2.7           52.7
       In-process technology                              --           11.3
       Customer base                                      --           13.6
       Patents, trademarks and other                     1.5            0.9
     ---------------------------------------------------------------------------
                                                         4.2           78.5
     ---------------------------------------------------------------------------
     Net intangible and other assets               $     2.1     $     57.1
     ---------------------------------------------------------------------------

     Effective April 29, 2002, the Company reclassified acquired workforce with net book value of $7.6 to goodwill and ceased amortization in accordance with the new accounting pronouncement (see also note 2(i) - Goodwill and Intangible Assets). During Fiscal 2003, the Company removed from both the cost and accumulated depreciation amounts intangible assets with original cost of $129.8.

10   Bank Indebtedness
--------------------------------------------------------------------------------

     The Company has a 364 day revolving credit facility of $30.0 (or the equivalent amount in U.S. dollars) that is subject to a borrowing base. The facility bears interest at the prime rate or U.S. base rate plus 2.5 percent or LIBOR or Bankers' Acceptances plus 3.5 percent and is secured by a general assignment of substantially all the Company's accounts receivable and a general security interest in the remaining assets of the Canadian parent company and its two U.S. wholly-owned subsidiaries. Upon receipt of net proceeds of at least $20.0 from an equity offering, interest rates on the facility will decrease to prime rate or U.S. base rate plus 1.5 percent or LIBOR or Bankers' Acceptances plus 2.5 percent. The credit facility matures on February 26, 2004 and contains certain restrictions and financial covenants. At April 27, 2003, the Company was not in compliance with certain financial covenants, however the Company is currently in the process of obtaining from the bank a waiver of these financial covenants under certain conditions, including the transfer of $5.0 to a cash collateral account until the maturity of the loan facility. At April 27, 2003, the Company had borrowed cash of $17.9 under this facility and $1.2 was committed under letter of credit arrangements.

     The Company's United Kingdom ("U.K.") subsidiary has a $9.5 ((pound)4.1) loan facility that is subject to a borrowing base. The facility bears interest at LIBOR plus 3.5 percent, which will decrease to LIBOR plus 2.5 percent upon receipt of net proceeds of at least $20.0 from an equity offering. The principal amount of the loan is payable on March 4, 2004 and interest is payable quarterly starting in June 2003. The facility is secured by a general assignment of the Company's accounts receivable and a general security interest in the remaining assets of the Canadian parent company and its two U.S. wholly-owned subsidiaries. The loan facility contains certain restrictions and financial covenants. At April 27, 2003, the Company was not in compliance with certain financial covenants, however the Company is currently in the process of obtaining from the bank a waiver of these financial covenants under certain conditions, including the transfer of $1.6 ((pound)0.7) to a cash collateral account until the maturity of the loan facility. At April 27, 2003, the Company had borrowed the total amount available under this facility.


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation

     The Company's U.K. subsidiary also has a $2.3 ((pound)1.0) overdraft facility and indemnity facilities totaling $5.3 ((pound)2.3) available for letters of credit and other guarantees. At April 27, 2003, $2.4 of the U.K. facilities was committed under letters of credit and other indemnities.

11   Accounts Payable and Accrued Liabilities
--------------------------------------------------------------------------------

                                                          April 27,    April 28,
                                                            2003         2002
     ---------------------------------------------------------------------------
     Trade payables                                       $  19.5       $  15.6
     Employee-related payables                               13.3          13.6
     Other accrued liabilities                               35.6          44.5
     ---------------------------------------------------------------------------
                                                          $  68.4       $  73.7
     ---------------------------------------------------------------------------

12   Long-Term Debt
--------------------------------------------------------------------------------


                                                                                April 27,    April 28,
                                                                                  2003         2002
     -------------------------------------------------------------------------------------------------
     Capital leases,  at interest rates varying from 9.1% to 11.4%,  payable in monthly installments, with maturity dates ranging from
     17 to 58 months, secured by the leased assets                               $   2.6     $   2.9

     Chattel  mortgage loan,  bearing  interest at 7.7%,  payable in monthly installments and due in October 2004, secured by certain
     United Kingdom equipment [(pound)2.6]                                           6.1         9.6

     Chattel  mortgage loan,  bearing  interest at 6.3%,  payable in monthly installments and due in April 2006, secured by certain
     United Kingdom equipment [(pound)0.8]                                           2.0          --

     Mortgage loan,  bearing  interest at 7.4% until December 2006,  with an option to select a fixed or variable interest rate thereafter,  payable in quarterly  installments of (pound)0.3 fixed until December 2006 with the balance due in December 2011, secured by the United
     Kingdom real estate properties [(pound)6.9]                                    15.9        16.9
     -------------------------------------------------------------------------------------------------
                                                                                    26.6        29.4
     Less: current portion                                                           7.1         5.8
     -------------------------------------------------------------------------------------------------
                                                                                 $  19.5     $  23.6
     -------------------------------------------------------------------------------------------------

     Pursuant to the terms of the building mortgage agreement, the Company's U.K. subsidiary must comply with certain financial covenants. At April 27, 2003, the subsidiary was in compliance with these financial covenants.

     Interest expense related to long-term debt, including obligations under capital leases, was $2.2 in Fiscal 2003 (2002 - $0.9). Future minimum lease payments under capital leases total $3.0 of which $1.3, $1.2, $0.2, $0.2 and $0.1 relate to fiscal years 2004 to 2008, respectively. Interest costs of $0.3 are included in the total future lease payments. Scheduled principal mortgage repayments during the next five fiscal years are: 2004 - $6.0; 2005 - $4.2; 2006 - $2.2; 2007 - $1.9; 2008 and beyond - $9.7.


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


13   Commitments and Guarantees
--------------------------------------------------------------------------------

     Operating leases

     The Company leases certain equipment and facilities under arms-length operating leases. The Company is also committed under related party leases and subleases for certain facilities (see note 3). Rental expense and income on operating leases were as follows:

                                                  Year              Year
                                                 Ended             Ended
                                            April 27, 2003    April 28, 2002
     ---------------------------------------------------------------------------

     Rental expense
       Arms-length                              $  15.3            $  15.6
       Related party                                9.2                9.6
     ---------------------------------------------------------------------------
       Total                                    $  24.5            $  25.2
     ---------------------------------------------------------------------------

     Rental income
       Arms-length                              $   1.8            $   1.7
       Related party                                5.7                4.1
     ---------------------------------------------------------------------------
       Total                                    $   7.5            $   5.8
     ---------------------------------------------------------------------------

     Future operating minimum lease payments and future sublease income are as follows:


                                       Future Lease Payments               Future Lease Income
                                   -------------------------------    -------------------------------
     Fiscal year                    Arms-length    Related Party       Arms-length    Related Party
     ----------------------------------------------------------------------------------------------
     2004                             $  11.4         $   9.4            $   1.7         $   5.5
     2005                                 8.5             9.4                1.7             5.5
     2006                                 5.0             9.4                1.6             5.5
     2007                                 2.6             9.4                0.2             3.4
     2008                                 2.1             9.4                0.2             2.4
     Thereafter                          14.4            28.1                1.3            22.0
     ----------------------------------------------------------------------------------------------
     Total                            $  44.0         $  75.1            $   6.7         $  44.3
     ----------------------------------------------------------------------------------------------

     Capital expenditures

     As at April 27, 2003, capital expenditure commitments to the Supplier amounted to $0.7 (2002 - $0.7).

     Guarantees

     In December 2002, the CICA approved Accounting Guideline 14, "Disclosure of Guarantees" ("AcG-14"), which requires certain disclosures of obligations under guarantees. The Company adopted the disclosure requirements of AcG-14 for its fiscal year ended April 27, 2003. The guideline does not apply to product warranties. The Company has the following major types of guarantees that are subject to the disclosure requirements of AcG-14:

     Intellectual property indemnification obligations:

     The Company enters on a regular basis into agreements with customers and suppliers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of these intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these guarantees.


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     Bid and performance related bonds:

     The Company enters into bid and performance related bonds related to various customer contracts. Performance related bonds usually have a term of twelve months and bid bonds generally have a much shorter term.
     Potential payments due under these may be related to the Company's performance and/or the Company's resellers' performance under the applicable contract. At April 27, 2003, the total maximum potential amount of future payments the Company could be required to make under bid and performance related bonds was $5.5.

14   Contingencies
--------------------------------------------------------------------------------

     The Company is party to a small number of claims or potential claims that have arisen in the normal course of its business. In the opinion of the Company's management and legal counsel, any monetary liability or financial impact of such claims or potential claims to which the Company might be subject after final adjudication would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

15   Share Capital
--------------------------------------------------------------------------------

     The Company's authorized capital stock consists of an unlimited number of common shares. The holders of common shares are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors. Following is an analysis of the changes in common shares issued and outstanding and the amount of share capital for the year ended April 27, 2003:


                                                                                    Common      Liability      Total
                                                                     Number of      Shares      to Issue       Share
                                                                      Shares        Amount       Shares       Capital
     -------------------------------------------------------------------------------------------------------------------
     Issued and outstanding at April 27, 2001                        100,000,000   $    258.8     $    5.3   $    264.1

     Increase in liability to issue shares (see note 3)                       --           --          0.5          0.5
     Shares issued:
       Equity offerings, net of share issue costs                      9,606,180         38.5           --         38.5
       Shares issued related to an acquisition (note 21)                 607,441          2.4           --          2.4
       Employee share purchase plan                                      645,032          2.6           --          2.6
       Shares issued in exchange for services                             62,709          0.3           --          0.3
       Stock option plan                                                   3,562           --           --           --
     Share issue costs                                                        --         (0.8)          --         (0.8)
     -------------------------------------------------------------------------------------------------------------------
     Issued and outstanding at April 28, 2002                        110,924,924        301.8          5.8        307.6
     -------------------------------------------------------------------------------------------------------------------

     Increase in liability to issue shares (see note 3)                       --           --          0.4          0.4
     Shares issued:
       Shares issued in a related party transaction (see note 3)       4,555,169          6.3         (6.2)         0.1
       Shares issued in exchange for services                             10,487          0.1           --          0.1
       Stock option plan                                                   3,966           --           --           --
     Shares repurchased                                                  (94,333)        (0.4)          --         (0.4)
     Share issue costs                                                        --         (0.6)          --         (0.6)
     Stock-based dividend                                                     --          0.1           --          0.1
     -------------------------------------------------------------------------------------------------------------------
     Issued and outstanding at April 27, 2003                        115,400,213   $    307.3     $     --   $    307.3
     -------------------------------------------------------------------------------------------------------------------

     On November 1, 2002, the liability to issue shares totaling $6.2 (April 28, 2002 - $5.8) was converted into common shares as part of a related party transaction with the Funding Company (see also note 3).

     During Fiscal 2003, the Company issued 10,487 shares (2002 - 62,709 shares) for total consideration of $0.1 (2002 - $0.3) in the form of professional services received. The carrying value of the shares represents the fair market value of the services received.


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     Private Placement

     Pursuant to a subscription agreement dated August 31, 2001 (the "Commencement Date") entered into with an unrelated private corporation (the "Investor"), the Company issued 4,000,000 common shares for cash consideration of $16.0. Under the terms of the subscription agreement, within thirty days following the occurrence of certain triggering events, including (i) the Company's failure to complete an initial public offering of its common shares ("IPO") on or before the fifth anniversary of the subscription agreement; (ii) a change in the Principal Shareholder's status as an officer or director of the Company prior to an IPO; (iii) the disposal by the Principal Shareholder of more than twenty-five percent of his investment in the Company to an unrelated party prior to an IPO, or
     (iv) the disposal by the Principal Shareholder of any common shares held in the Company at a price below $4.00 per share prior to an IPO, the Investor has the right (the "Put Right") to require the Company to redeem all or part of its common shares at a price of $4.00 per share plus interest accrued at an annual rate of 7 percent commencing on August 31, 2001 and compounded semi-annually.

     If, at any time prior to the Company raising an aggregate $20.0 in equity financing subsequent to the Commencement Date, the Company issues common shares or common share equivalents (the "Securities") to any party under terms that are more favourable than the rights of the Investor, the Investor has the right to request such favourable terms be applied to the common shares purchased under the subscription agreement described above. If, at any time prior to the Company raising an aggregate $40.0 in equity financing subsequent to the Commencement Date, the Company issues Securities to any party at a price or exercise price below $4.00 per share, the Investor has the right to receive for a nominal amount an additional number of Securities necessary to maintain the then current ownership percentage of the Investor in the Company.

     In connection with the subscription agreement described above, the original shareholders agreement dated February 16, 2001 previously entered into by the Company, Systems and Zarlink, was amended on August 31, 2001. Pursuant to the amended and restated shareholders agreement, within thirty days following the failure by the Company to complete an IPO of its common shares on or prior to the fifth anniversary of the date of the amended and restated shareholders agreement, Zarlink has the right to require the Company to redeem for cash all or part of its 10,000,000 common shares held in the Company at a price of $2.85 per share.

     Pursuant to the amended and restated shareholders agreement dated August 31, 2001, no Securities shall be issued, other than for employee stock-based compensation or in connection with a business acquisition, to any persons before the Securities have first been offered to the Investor, Zarlink and Systems (the "Offerees"). The Offerees are not entitled to acquire more than their proportionate share of the Securities being offered calculated as at the date of offer of the Securities.

     Employee Share Purchase Plan

     In May 2001, the Company and its shareholders approved an Employee Stock Purchase Plan ("ESPP") allowing U.S. employees to purchase common shares of the Company through a single lump sum payment and/or payroll deductions. Of the 6,000,000 common shares authorized under the ESPP, 3,000,000 common shares were available for purchase at $4.00 (U.S. $2.58) per share during a first offering period that started on May 14, 2001 and ended April 28, 2002. As at April 28, 2002, employees purchased 645,032 common shares under the plan for total cash consideration of $2.6. The existing plan expired on April 30, 2003 with no additional offerings made under a second and final optional period.

     Equity Offerings

     On June 8, 2001, February 15, 2002 and on February 28, 2002, the Company completed three equity offerings to certain employees and eligible investors. The Company issued 5,606,180 common shares for total consideration of $22.5, of which $13.2 was received in cash and $9.3 was covered by employee interest-free loans repayable to the Company over a maximum two-year period from the date of each offering. As at April 27, 2003, outstanding employee share purchase loans receivable, in the amount of $1.1 (2002 - $3.7), were included in other receivables.

     Stock Option Plan

     In March 2001, the Company's shareholders approved the Mitel Networks Corporation Employee Stock Option Plan (the "Plan") applicable to the Company's employees, directors, consultants and suppliers and authorized 25,000,000 shares for issuance thereunder. The options are granted at no less than the fair market value of the common shares


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     of the Company on the date of grant and may generally be exercised in equal portions during the years following the first, second, third and fourth anniversaries of the date of grant, and expire on the earlier of the fifth anniversary and termination of employment. Available for grant at April 27, 2003 were 8,962,846 (2002 - 8,126,701) shares. Following is a summary of the Company's stock option activity and related information:


                                             Year Ended April 27, 2003             Year Ended April 28, 2002
                                            ----------------------------         ------------------------------
                                                             Weighted                               Weighted
                                            Number of        Average              Number of          Average
                                             Options      Exercise Price           Options       Exercise Price
     ----------------------------------------------------------------------------------------------------------
     Outstanding options:
       Balance, beginning of period         16,873,299        $   3.60           14,264,150          $  3.50
       Granted                               1,406,900        $   2.82            4,357,778          $  3.90
       Exercised                                (3,695)       $   3.76               (3,562)         $  3.50
       Forfeited                            (1,774,572)       $   3.67           (1,745,067)         $  3.58
       Expired                                (464,778)       $   3.61                   --          $    --
     ----------------------------------------------------------------------------------------------------------
     Balance, end of period                 16,037,154        $   3.52           16,873,299          $  3.60
     ----------------------------------------------------------------------------------------------------------
     Weighted average fair value price
     of options granted during the year
     using the minimum value option
     pricing model                                            $   0.60                               $  1.60
     ----------------------------------------------------------------------------------------------------------

     A summary of options outstanding at April 27, 2003 is as follows:


                                 Total Outstanding                        Total Exercisable
                         -----------------------------------      ---------------------------------
                                         Weighted Average                         Weighted Average
                          Number of         Remaining              Number of         Remaining
       Exercise Price      Options       Contractual Life           Options       Contractual Life
     ---------------------------------------------------------------------------------------------
           $2.75            1,312,825       4.4 years                       --              --
           $3.50           12,121,364       2.9 years                6,130,607       2.9 years
           $4.00            2,602,965       3.4 years                  657,033       3.4 years
     ---------------------------------------------------------------------------------------------
                           16,037,154                                6,787,640
     ---------------------------------------------------------------------------------------------

     Stock-Based Compensation

     As outlined in note 2, the Company adopted, on a prospective basis, the standards of Section 3870 of the CICA Handbook for accounting for stock-based compensation.

     During Fiscal 2003, the Company granted 30,000 stock options at an exercise price of $2.75 per share to consultants and advisory directors. The fair market value of these stock options has been determined using a
     Black-Scholes model based on the fair value of the common shares at the vesting date and, for the unvested shares, as at April 27, 2003 ($2.75). Unvested stock options granted to non-employees must be accounted for based on variable plan accounting. Under variable plan accounting, compensation expense is measured as of each reporting date, as the amount equal to the change in fair value of the stock options. The following assumptions were used: five-year life, interest rate of 4.1 percent, volatility of 156 percent and no dividends. No deferred stock compensation was required.

     In addition, during Fiscal 2003, there were 20,000 stock options granted to employees of a company controlled by the Principal Shareholder. The fair market value of the unvested stock options at the grant date was determined to be $0.1 based on a Black-Scholes model and recognized as a dividend to the Principal Shareholder offset by a corresponding increase to share capital. The following assumptions were used: five-year life, interest rate of 4.1 percent, volatility of 156 percent and no dividends.

     As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for all employee stock-based compensation. As a result, pro forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of Section 3870.


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     Had compensation cost for the Company's stock option plan been determined using the fair value method of accounting for stock-based compensation, pro forma net loss and pro forma net loss per share would have been as follows, using the following assumptions:

                                                                    Year Ended
                                                                  April 27, 2003
     ---------------------------------------------------------------------------

     Net loss as reported                                          $   (111.1)
     Estimated additional stock-based compensation                       (0.1)
     ---------------------------------------------------------------------------
     Pro forma net loss                                                (111.2)
     Stock-based dividend                                                (0.1)
     Interest on convertible debentures                                  (0.4)
     ---------------------------------------------------------------------------
     Pro forma net loss available to common shareholders               (111.7)
     ---------------------------------------------------------------------------

     Pro forma net loss per share - basic and diluted              $    (0.99)
     ---------------------------------------------------------------------------

     Risk-free interest rate                                             4.1%
     Dividends                                                             0%
     Expected life of the options                                     5 years

     Pro forma results disclosed are based on the provisions of Section 3870 using a minimum value option pricing model, which assumes no volatility, to calculate the fair value of employee stock options. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the model used above does not necessarily provide reliable pro forma results.

     Earnings per share

     The following table sets forth the computation of basic and diluted earnings per share:


                                                                 Year Ended
                                                        April 27, 2003   April 28, 2002
     ----------------------------------------------------------------------------------
     Numerator:
       Net loss                                         $      (111.1)   $      (179.0)
       Effect of dilutive securities:
         Stock-based dividend                                    (0.1)              --
         Interest on convertible debentures                      (0.4)              --
     ----------------------------------------------------------------------------------
       Net loss available to common shareholders               (111.6)          (179.0)
     ----------------------------------------------------------------------------------

     Denominator:
       Weighted average number of shares - basic          113,109,751      106,848,314
       Effect of dilutive stock options                           N/A              N/A
     ----------------------------------------------------------------------------------
       Weighted average number of shares - diluted        113,109,751      106,848,314
     ----------------------------------------------------------------------------------

     Loss per common share - basic and diluted          $       (0.99)   $       (1.68)
     ----------------------------------------------------------------------------------

     As a result of the net losses for each of the following two fiscal years, the following potentially dilutive securities have not been included in the calculation of diluted loss per common share, because to do so would have been anti-dilutive:

                                                                        Y ear Ended
     (number of shares)                                        April 27, 2003   April 28, 2002
     -----------------------------------------------------------------------------------------
     Stock options                                                       --       1,744,242
     Warrants                                                     5,254,920              --
     Convertible debentures                                       4,885,389              --
     Shares issuable to the Funding Company (see note 3)                 --       2,917,796
     ---------------------------------------------------------------------------------------
     Total                                                       10,140,309       4,662,038
     ---------------------------------------------------------------------------------------

 Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     Options that are anti-dilutive because the exercise price is greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For Fiscal 2003, 15,538,533 stock options were excluded from the above computation of diluted EPS because they were anti-dilutive (2002 - 3,242,762 stock options).

16   Convertible Debentures
--------------------------------------------------------------------------------

                                                          Year Ended
                                                April 27, 2003   April 28, 2002
     ---------------------------------------------------------------------------

     Convertible debentures issued in the year     $   10.1         $    --
     Plus: accrued interest                             0.4              --
     ---------------------------------------------------------------------------

     Convertible debentures - end of year          $   10.5         $    --
     ---------------------------------------------------------------------------

     On August 16, 2002, the Company closed a private offering of debentures convertible into shares of the Company that resulted in total cash proceeds of $10.1. The term of the convertible debentures ends on July 31, 2003. The debentures provide for interest to accrue at the rate of 6.5% per annum payable on the maturity date or upon conversion of the debentures and accrued interest into common shares of the Company. At April 27, 2003, total accrued interest amounting to $0.4 was recorded as part of the carrying amount of the convertible debentures. The principal amount of the debentures, together with accrued interest outstanding under the debentures is subject to mandatory conversion, and will automatically convert into shares in the Company (i) if an equity financing pursuant to which equity securities which are, or which are convertible into, common shares in the Company are issued occurs during the term, at an equivalent price per share, or (ii) if no such financing occurs during the term, at the end of the term, into fully-paid and non-assessable common shares of the Company, at a price per common share equal to the lesser of $3.00 per share and the price per share determined by an independent valuation. The convertible debentures have been classified as equity in the consolidated balance sheet according to the substance of the terms of the debenture agreements.

17   Warrants
--------------------------------------------------------------------------------

     The Company, in conjunction with the Partner Company and the Funding Company, has signed an agreement for funding from the Canadian Government for up to $60.0 of the Funding Company's, the Partner Company's and the Company's research and development activities over a three year period. Pursuant to the terms of the agreement, in exchange for funding received from the Government of Canada, the Company has committed to issue warrants to Her Majesty the Queen in Right of Canada exercisable into common shares for no additional consideration. The number of warrants to be issued on September 30 in each of 2002, 2003 and 2004 is determined based on the funding received and the fair market value of the common shares at the date of issuance. The warrants have no expiry date. The following table outlines the carrying value of warrants:

                                                            As at
                                                April 27, 2003   April 28, 2002
     ---------------------------------------------------------------------------
     Government funding received
       - warrants issued                           $   17.0         $    --
     Government funding received
       - no warrants issued                             7.8              --
     Accrued government funding receivable
       - no warrants issued                             2.3              --
     ---------------------------------------------------------------------------
     Total                                         $   27.1         $    --
     ---------------------------------------------------------------------------

     The Company issued warrants to acquire 6,182,588 common shares related to $17.0 of the cash received. The number of warrants issued was calculated based on a fair value of $2.75 per share, as determined by an independent valuation. Warrants related to the remaining $10.1 of government funding receivable and received in the year will be issued in September 2003 according to the terms of the agreement.


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


18   Translation Account
--------------------------------------------------------------------------------

     The following table summarizes changes in the translation account:

                                                          Year Ended
                                                April 27, 2003   April 28, 2002
     ---------------------------------------------------------------------------
     Balance, beginning of year                   $      1.0       $     (0.5)

     Movements in exchange rates:
       U.K. pound sterling                               0.6             (0.1)
       U.S. dollar                                      (4.0)             1.6
       Euro                                              0.1               --
       Italian lira                                     (0.1)              --
     ---------------------------------------------------------------------------
     Balance, end of year                         $     (2.4)      $      1.0
     ---------------------------------------------------------------------------

19   Other Income (Expense), Net
--------------------------------------------------------------------------------

                                                          Year Ended
                                               April 27, 2003    April 28, 2002
     ---------------------------------------------------------------------------

     Foreign exchange gains (losses), net          $    4.5        $  (1.2)
     Interest income                                    0.6            0.6
     ---------------------------------------------------------------------------
                                                   $    5.1        $  (0.6)
     ---------------------------------------------------------------------------

20   Income Taxes
--------------------------------------------------------------------------------

     Details of income taxes were as follows:

                                                          Year Ended
                                               April 27, 2003    April 28, 2002
     ---------------------------------------------------------------------------
     Loss before income taxes:
     Canadian                                    $    (6.9)        $   (66.6)
     Foreign                                        (108.5)           (112.2)
     ---------------------------------------------------------------------------
                                                 $  (115.4)        $  (178.8)
     ---------------------------------------------------------------------------
     Income tax recovery (expense):
     Current
       Canadian                                  $      --         $      --
       Foreign                                         4.3              (0.2)
     ---------------------------------------------------------------------------
                                                 $     4.3              (0.2)
     ---------------------------------------------------------------------------

     The income tax recovery (expense) reported differs from the amount computed by applying the Canadian rates to the loss before income taxes. The reasons for these differences and their tax effects are as follows:


     Expected tax rate                                                      38%        41%
     ----------------------------------------------------------------------------------------

     Expected tax benefit                                                 $  43.8    $  73.0
     Foreign tax rate differences                                           (28.4)     (36.7)
     Tax effect of losses and temporary differences not recognized          (23.9)     (35.5)
     Tax effect from the recognition of previously unrecognized losses         --        5.2
     Permanent differences                                                    8.5       (6.2)
     Tax refunds and other adjustments related to prior years                 4.3         --
     ----------------------------------------------------------------------------------------
     Income tax recovery (expense)                                        $   4.3    $  (0.2)
     ----------------------------------------------------------------------------------------

Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


     The tax effect of components of the future tax assets and liabilities are as follows:

                                                           April 27,   April 28,
                                                             2003         2002
     ---------------------------------------------------------------------------
     Assets:
       Net operating loss carryforwards                   $  57.8      $  51.3
       Allowance for doubtful accounts                        2.7          2.9
       Inventory                                              1.6          2.2
       Restructuring and other accrued liabilities            8.4          9.6
       Pension                                                3.1          3.2
       Research and development costs                          --          5.1
       Lease obligations and long-term debt                   1.4          1.1
       Property and equipment                                 2.8           --
       Intangible and other assets                           14.9          3.3
       Other                                                  0.2          0.1
     ---------------------------------------------------------------------------
      Total future tax assets                                92.9         78.8
     ---------------------------------------------------------------------------

     Liabilities:
       Property and equipment                                  --         (1.3)
     ---------------------------------------------------------------------------
      Total future tax liabilities                             --         (1.3)
     ---------------------------------------------------------------------------

     Total future tax assets net of total future
        tax liabilities                                      92.9         77.5
     Valuation allowance                                    (92.9)       (77.5)
     ---------------------------------------------------------------------------
     Total future tax assets                              $    --      $    --
     ---------------------------------------------------------------------------

     A valuation allowance has been established due to uncertainty regarding the realization of the future benefit of the net future tax assets.

     As at April 27, 2003, the Company and its subsidiaries had tax loss carryforwards of approximately $315.5 (2002 - $264.3) available to reduce future years' income for tax purposes. These tax loss carryforwards relate to operations in Canada, United States, United Kingdom, Italy, Hong Kong and Barbados and expire as follows: 2005 - $15.5; 2006 - $0.9; 2007 - $5.5;
     2008 - $50.2; 2009 to 2019 - $243.4. As a result of the acquisition of the Company on February 16, 2001, there are restrictions on the use of certain of these losses to offset taxable income in future periods.

     As at April 27, 2003, the Company had a Canadian ITC carryforward balance of approximately $3.9, which may offset future federal income taxes payable. The ITCs expire in 2013.

     The Company does not expect the unremitted earnings of its subsidiaries will be subject to income tax and withholding taxes as it plans to reinvest the earnings of its subsidiaries indefinitely. Accordingly, no provision has been made for potential income tax and withholding taxes on repatriation of subsidiary earnings. For the year ended April 27, 2003, the loss before income taxes attributable to all foreign operations was $108.5 (2002 - $112.2).


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


21 Acquisition
--------------------------------------------------------------------------------

     On June 22, 2001, the Company acquired certain assets of privately-held e-smith, Inc., a supplier of open-source network server software with operations in Ontario, Canada and in the United States, for total consideration of $3.2, consisting of $0.8 in cash and $2.4 of the Company's common shares. The acquisition was accounted for using the purchase accounting method. The purchase price was equal to the fair value of the net identifiable assets. The purchase transaction is summarized as follows:

     Net assets acquired, at approximate fair value:
     Capital assets                                                      $  0.5
     Developed technology                                                   2.9
     ---------------------------------------------------------------------------
                                                                            3.4
     Liabilities                                                           (0.2)
     ---------------------------------------------------------------------------

     Total net assets                                                    $  3.2
     ---------------------------------------------------------------------------

     Total consideration                                                 $  3.2
     ---------------------------------------------------------------------------

     Pro forma financial information for the acquisition as if the business had been acquired at the beginning of the year is not presented due to the insignificant impact on the Company's results of operations.

22   Pension Plans
--------------------------------------------------------------------------------

     The Company and its subsidiaries maintain defined contribution pension plans that cover substantially all employees and the Company's U.K. subsidiary also maintains a defined benefit pension plan. The Company matches the contributions of participating employees to the defined contribution pension plans on the basis of the percentages specified in each plan. The costs of the defined contribution pension plans are expensed as incurred. The defined benefit plan provides pension benefits based on length of service and final average earnings. The pension costs of the defined benefit pension plan are actuarially determined using the projected benefits method pro-rated on services and management's best estimate of the effect of future events. Pension plan assets are valued at fair value. The most recent actuarial valuation of the plan was performed as at March 31, 2003.

     In June 2001, the defined benefit pension plan was closed to new employees and a defined contribution option was introduced to members of the defined benefit pension plan. Members were given the choice to continue in the defined benefit plan or transfer their assets to the defined contribution plan.

     The Company's net benefit plan expense was as follows:

                                                       April 27,       April 28,
                                                          2003           2002
     ---------------------------------------------------------------------------

     Current service cost - defined contribution       $   2.6        $   4.9
     Current service cost - defined benefit                3.4            2.6
     Interest cost                                         6.4            4.3
     Expected return on plan assets                       (6.4)          (4.1)
     Recognized net actuarial loss                         0.2             --
     ---------------------------------------------------------------------------
     Net pension plan expense                          $   6.2        $   7.7
     ---------------------------------------------------------------------------

Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation

     United Kingdom Defined Benefit Pension Plan

     The actuarial present value of the accrued pension benefits and the net assets available to provide for these benefits, at market value, were as follows:

                                                        April 27,      April 28,
                                                          2003           2002
     ---------------------------------------------------------------------------
     Change in accrued pension benefits:
       Benefit obligation at beginning of year          $   97.3       $   95.0
       Service cost                                          2.4            2.2
       Interest cost                                         6.4            4.3
       Plan participants' contributions                      2.6            2.2
       Actuarial (gain) loss                                17.0           (3.1)
       Benefits paid                                        (0.7)          (5.8)
       Foreign exchange                                      0.8            2.5
     ---------------------------------------------------------------------------
       Benefit obligation at end of year                   125.8           97.3
     ---------------------------------------------------------------------------

     Change in plan assets:
       Fair value of plan assets at beginning of year       81.2           83.3
       Actual return on plan assets                        (20.5)          (4.0)
       Employer contributions                                3.6            3.4
       Employee contributions                                2.6            2.2
       Benefits paid                                        (0.7)          (5.8)
       Foreign exchange                                      1.8            2.1
     ---------------------------------------------------------------------------
       Fair value of plan assets at end of year             68.0           81.2
     ---------------------------------------------------------------------------

     Unfunded status                                       (57.8)         (16.1)
     Unrecognized net actuarial loss                        47.4            5.8
     ---------------------------------------------------------------------------
     Net pension benefit liability                      $  (10.4)      $  (10.3)
     ---------------------------------------------------------------------------

     The following assumptions were used to determine the periodic pension expense and the net present value of the accrued pension benefits:

                                                        April 27,     April 28,
                                                           2003         2002
     ---------------------------------------------------------------------------
       Discount rate                                       5.5%         6.25%
       Compensation increase rate                          2.5%         3.25%
       Investment returns assumption                       7.5%         7.25%
       Average remaining service life of employees       25 years     25 years

23   Financial Instruments
--------------------------------------------------------------------------------

     Fair value

     The Company's financial instruments include cash and cash equivalents, accounts receivable, long-term receivables, accounts payable, long-term debt, convertible debentures, foreign exchange forward contracts and foreign exchange swaps. Due to the short-term maturity of cash and cash equivalents, accounts receivable, accounts payable and convertible debentures, the carrying value of these instruments is a reasonable estimate of their fair value. Foreign exchange contracts are carried at fair value and amounted to $nil and $0.5 classified as other current assets and accounts payable and accrued liabilities, respectively, as at April 27, 2003 (April 28, 2002 - $0.2 and $0.1, respectively). The fair value of the foreign exchange contracts reflects the estimated amount that the Company would have been required to pay if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows. The fair value of long-term receivables and long-term debt was determined by discounting future cash receipts and future payments of interest and principal, at estimated interest rates that would be available to the Company at year-end. The fair value of financial instruments approximate their carrying value with the following exceptions:


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation

                                  April 27, 2003            April 28, 2002
                              -----------------------   ------------------------
                               Carrying      Fair        Carrying       Fair
                                Amount      Value         Amount       Value
     ---------------------------------------------------------------------------

     Long-term receivables     $     1.0    $    1.3      $    10.9   $    10.8
     Long-term debt            $   (26.6)   $  (28.4)     $   (29.4)  $   (30.7)

     Credit risk

     The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are invested in government and commercial paper with investment grade credit rating. The Company is exposed to normal credit risk from customers. However, the Company's orientation is global with a large number of diverse customers to minimize concentrations of credit risk.

     Interest rate risk

     The Company has credit facilities with interest rates subject to fluctuations in the prime rate or the LIBOR / Bankers' Acceptance rate. The Company is not exposed to other significant interest rate risk due to the short-term maturity of its monetary assets and current liabilities.

     Foreign currency risk

     The Company is exposed to currency rate fluctuations related primarily to its future net cash flows of U.S. dollars, British pounds and Euro dollars from operations. The Company uses foreign currency forward contracts and foreign currency swaps to minimize the short-term impact of currency fluctuations on foreign currency receivables, payables and intercompany balances. Foreign currency contracts are recorded at fair market value. Related foreign currency gains and losses are recorded in other expense, net, in the consolidated statements of operations and offset foreign exchange gains or losses from the revaluation of intercompany balances and other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

     The Company's foreign exchange contracts mature within one month. For the year ended April 27, 2003, other expense, net included a net unrealized gain of $0.5 (2002 loss of $0.1) for changes in the fair value of foreign exchange contracts. As of April 27, 2003, the Company had outstanding foreign exchange contracts requiring (i) to exchange British Pounds for Canadian dollars with aggregate notional amounts of $22.6 (2002 - $25.3),
     (ii) to exchange Canadian dollars for U.S. dollars with a notional amount of U.S. $nil (2002 - U.S. $4.4), (iii) to exchange U.S. dollars for Canadian dollars with a notional amount of $13.0 (2002 - $nil) and (iv) to exchange Euro dollars and U.S. dollars for British Pounds with aggregate notional amounts of (pound)7.6 (2002 - (pound)3.4).

     Non-derivative and off-balance sheet instruments

     Requests for providing commitments to extend credit and financial guarantees are reviewed and approved by senior management. Management regularly reviews all outstanding commitments, letters of credit and financial guarantees, and the results of these reviews are considered in assessing the adequacy of the Company's reserve for possible credit and guarantee losses. At April 27, 2003 and at April 28, 2002, there were no outstanding commitments to extend credit to third parties or financial guarantees outstanding other than letters of credit. Letters of credit amounted to $3.6 as of April 27, 2003 (April 28, 2002 - $1.2). The estimated fair value of letters of credit, which is equal to the fees paid to obtain the obligations, was immaterial as of April 27, 2003 (April 28, 2002 - immaterial).


Consolidated Financial Statements -- Canadian GAAP

Mitel Networks Corporation


24   Supplementary Cash Flow Information
--------------------------------------------------------------------------------

                                                      Year             Year
                                                     Ended            Ended
                                                 April 27, 2003   April 28, 2002
     ---------------------------------------------------------------------------
     Change in operating non-cash assets
       and liabilities:
     Accounts receivable                          $    8.8         $   (6.8)
     Other receivables                                (1.6)             6.7
     Inventories                                      (2.1)           (12.7)
     Prepaid expenses                                  3.5             (2.5)
     Long-term receivables                             1.7              0.7
     Accounts payable and accrued liabilities         (1.3)           (28.3)
     Deferred revenue                                (10.2)             9.3
     Income and other taxes payable                    1.8             (3.9)
     Due from related parties                         (0.5)              --
     Due to related parties                            0.8             13.1
     ---------------------------------------------------------------------------
                                                  $    0.9         $  (24.4)
     ---------------------------------------------------------------------------

     Interest payments                            $    4.3         $    2.8
     ---------------------------------------------------------------------------

     Income tax payments                          $     --         $    3.1
     ---------------------------------------------------------------------------


Consolidated Financial Statements -- Canadian GAAP

                                    EXHIBIT 2


[LOGO] MITEL


                           MITEL NETWORKS CORPORATION

                                      PROXY

                 FOR THE ANNUAL general MEETING OF SHAREHOLDERS

                           TO BE HELD ON JULY 18, 2003


THIS  PROXY  IS  SOLICITED  ON  BEHALF  OF  THE  MANAGEMENT  OF  MITEL  NETWORKS
CORPORATION.

The undersigned hereby appoints Dr. Terence H. Matthews, or failing him, Don Smith, each an officer of Mitel Networks Corporation (the "Corporation"), OR INSTEAD OF EITHER OF THEM _______________________________, as nominee of the undersigned to attend, act and vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of the Corporation to be held on July 18, 2003, or any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned was personally present at the said meeting or any adjournment or adjournments thereof.

The undersigned hereby directs that the Common Shares represented by this proxy be voted as follows:


     1.   TO ELECT THE DIRECTORS

                  VOTE FOR: _____        WITHOLD FROM VOTING: _____

     2. TO APPOINT THE AUDITORS AND AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION

                  VOTE FOR: _____        WITHOLD FROM VOTING: _____

At their discretion, the persons named in this proxy are authorized to act or vote upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof. Management currently knows of no such other matters.

A Shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him/her and on his/her behalf other than the persons designated above and may exercise such right by inserting the name of his/her nominee in the blank space provided above for that purpose.

The Common Shares represented by this proxy will be voted in the manner directed herein by the undersigned shareholder. IF THE OFFICERS NAMED IN THIS PROXY ARE APPOINTED BY THE UNDERSIGNED AND NO DIRECTION IS MADE, SUCH OFFICERS WILL VOTE FOR OR IN FAVOUR OF THE MATTERS DESCRIBED ABOVE AND IN THE MANAGEMENT PROXY CIRCULAR AND NOTICE OF MEETING ACCOMPANYING THIS PROXY.

Please sign exactly as your name appears on your share certificate. If Common Shares are held by joint holders or joint tenants, both must sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the shareholder is a corporation, this proxy must be executed by an authorized officer of such corporation. If a partnership, please sign in partnership name by an authorized person.


Dated this ____________________ day of __________________________, 2003.


__________________________________________
Signature


__________________________________________
Signature (if held jointly)


__________________________________________
Please Print Name


PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE. Properly executed forms of proxy must be deposited no later than the close of business on the second business day preceding the day of the meeting, or any adjournment or adjournments thereof, with the Secretary of Mitel Networks Corporation at 350 Legget Drive, Ottawa, Ontario, K2K 2W7 or by facsimile to
(613) 592-7813. A shareholder executing this proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing deposited no later than the close of business on the last business day preceding the day of the meeting, or any adjournment or adjournments thereof with the Secretary of Mitel Networks Corporation at the address noted above or by facsimile to the number noted above, or with the Chair of such meeting on the day of the meeting or adjournment or adjournments thereof and upon any of such deposits the proxy is revoked. If not dated, this proxy is deemed to bear the date on which it was mailed by the person making the solicitation. This proxy ceases to be valid one year from its date.

                                    EXHIBIT 3

[LOGO] MITEL                                                        news RELEASE

Mitel Networks Appoints Steve Spooner as Chief Financial Officer

OTTAWA, CANADA, June 19, 2003 - Mitel Networks, a leading provider of business communications solutions, today announced the appointment of Steve Spooner as Chief Financial Officer. Steve brings over 23 years of high tech and telecommunications management experience to Mitel Networks, having worked in senior roles for such companies as Stream Intelligent Networks Corp., CrossKeys Systems Corporation, and SHL Systemhouse Inc. Steve will have overall responsibility for Mitel Networks finance operations and report directly to the Chief Executive Officer, Don Smith.

"Steve is a seasoned executive with a solid track record of building both public and private technology companies," said Don Smith, Chief Executive Officer, Mitel Networks. "His addition to our management team further enhances our depth of industry expertise, and adds a key component to the company as we drive towards market leadership in IP communications."

Prior to joining Mitel Networks, Steve held the role of Chief Operating Officer of Wysdom Inc., a mobile wireless data software company based in Toronto, ON. Previous to this, Steve was President and CEO of Stream Intelligent Networks Corp., where he led the company to achieve over 2,000 per cent revenue growth in the year 2000. Prior to this, Steve was Vice President and Chief Financial Officer at CrossKeys Systems Corporation where he oversaw a successful cross-border (NASDAQ and TSE) IPO in 1997. Preceding his tenure at CrossKeys, Steve held numerous senior financial positions at such organizations as SHL Systemhouse Inc., Wang Canada Ltd., and Digital Equipment Canada Ltd. Steve is an experienced industry speaker, having spoken at such high profile events as COMDEX and is a former board member and Chair of the Canadian Wireless Telecommunications Association.

About Mitel Networks

Mitel Networks is a market-leader for voice, video, and data convergence over broadband networks. With a focus on the user experience, the company delivers advanced communications solutions that are easily customized for individual business needs. Through intuitive desktop appliances and applications, businesses are provided with innovative ways to manage information and resources. Vertical markets benefit from integrated solutions that protect existing investments, while enabling new ways to be more cost effective and productive. Mitel Networks is headquartered in Ottawa, Canada with offices, partners, and resellers worldwide. For more information please visit www.mitel.com

                                      -30-

For more information, please contact:

Jon Carvill
Mitel Networks
613.592.2122
jon_carvill@mitel.com